Exhibit 2.3

AMENDED AND RESTATED SEPARATION AGREEMENT
by and between
VISTA OUTDOOR INC.
and
REVELYST, INC.
Dated as of October 4, 2024

Section 11.08	Headings	75
Section 11.09	Survival of Covenants	75
Section 11.10	Waivers of Default	75
Section 11.11	Remedies	75
Section 11.12	No Admission of Liability	76
Section 11.13	Amendments	76
Section 11.14	Interpretation	76

Schedule 1.01(a)	-	Transaction Steps

Schedule 1.01(b)	-	Revelyst Accounts

Schedule 1.01(c)	-	Equity Interests

Schedule 1.01(d)	-	Revelyst Assets

Schedule 1.01(e)	-	Revelyst Balance Sheet

Schedule 1.01(f)	-	Revelyst Liabilities

Schedule 1.01(g)	-	Shared Contracts

Schedule 1.01(h)	-	Vista Outdoor Accounts

Schedule 1.01(i)	-	Vista Outdoor Retained Assets

Schedule 1.01(j)	-	Vista Outdoor Retained Liabilities

Schedule 2.03(b)	-	Surviving Intercompany Agreements

Schedule 2.06(k)(i)	-	Accounting Principles

Schedule 3.01(a)	-	Surviving Vista Outdoor Credit Support Instruments

Schedule 5.12(a)	-	Revelyst-Managed Actions

Schedule 5.12(b)	-	Vista Outdoor-Managed Actions

Attachment A	-	Revelyst IP

Attachment B	-	Revelyst Marks

AMENDED AND RESTATED SEPARATION AGREEMENT, dated as of October 4, 2024, by and between VISTA OUTDOOR INC., a Delaware corporation (“Vista Outdoor”), and REVELYST, INC., a Delaware corporation and a direct wholly owned Subsidiary of Vista Outdoor (“Revelyst”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I.
R E C I T A L S
WHEREAS, Vista Outdoor and Revelyst entered into that certain Separation Agreement, dated as of October 15, 2023 (the “Original Agreement”);
WHEREAS, Vista Outdoor, Revelyst, Olibre LLC, a Delaware limited liability company (“Olibre Parent”), and Cabin Ridge Inc., a Delaware corporation and wholly owned Subsidiary of Olibre Parent (“Olibre Merger Sub”), have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Revelyst Merger Agreement”), providing for, among other things, the merger of Olibre Merger Sub with and into Revelyst, with Revelyst surviving such merger (the “Revelyst Merger” and, together with the other transactions contemplated by the Revelyst Merger Agreement, the “Revelyst Transactions”) as a wholly owned subsidiary of Olibre Parent;
WHEREAS, in connection with the Revelyst Merger Agreement, Vista Outdoor and Revelyst wish to amend and restate the Original Agreement in its entirety to, among other things, reflect certain modifications negotiated among the parties to the Revelyst Merger Agreement (the “Amendment”);
WHEREAS, in accordance with Section 11.3 of the Original Agreement, Vista Outdoor, Revelyst and CSG Elevate II Inc., a Delaware corporation (“Parent”), have consented to amending and restating the Original Agreement in its entirety as set forth in this Agreement;
WHEREAS, Vista Outdoor, Revelyst, Parent, CSG Elevate III Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and, solely for the purposes of the Guarantor Provisions, CZECHOSLOVAK GROUP a.s., a joint stock company incorporated under the laws of the Czech Republic, have entered into that certain Agreement and Plan of Merger, dated as of October 15, 2023 (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into Vista Outdoor, with Vista Outdoor surviving such merger (the “Merger”) as a wholly owned Subsidiary of Parent;
WHEREAS, the transactions identified as the “Pre-Signing Transactions” in Schedule 1.01(a) were completed prior to the time of the execution of this Agreement and the Revelyst Merger Agreement.
WHEREAS, on the terms and subject to the conditions contained herein, prior to the consummation of the Merger, Vista Outdoor shall consummate the Internal Transactions;
WHEREAS, following the consummation of the Internal Transactions, Revelyst will, directly or indirectly, hold the Revelyst Business;

WHEREAS, following the consummation of the Internal Transactions, Parent will subscribe for Vista Outdoor Common Stock in an amount equal to the Subscription Amount on the terms and subject to the conditions set forth in the Merger Agreement (the “Subscription”);
WHEREAS, following the Subscription, on the terms and subject to the conditions contained herein, Vista Outdoor will contribute the Contribution Amount to Revelyst in exchange for newly issued shares of Revelyst Common Stock (the “Contribution”);
WHEREAS, following the Contribution, pursuant to the Merger, each share of Vista Outdoor Common Stock issued and outstanding immediately prior to the Merger (other than any such shares of Vista Outdoor Common Stock held by Vista Outdoor, any of its Subsidiaries or Parent) shall be converted into the right to receive one fully paid and non-assessable share of Revelyst Common Stock;
WHEREAS, the board of directors of Vista Outdoor has approved and declared advisable and in the best interests of Vista Outdoor and its stockholders this Agreement and the Separation;
WHEREAS, it is a condition to the Merger that, on or prior to the Closing Date, the Pre-Closing Separation be consummated in accordance with the terms of this Agreement; and
WHEREAS, it is appropriate and desirable to set forth the principal corporate transactions required to effect the Separation and to set forth certain other agreements that will govern certain matters relating to the Separation and the relationship of Vista Outdoor, Revelyst and their respective Subsidiaries following the Separation and Merger.
NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
Definitions
Section 1.01    Definitions. Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Merger Agreement. In addition, the following terms shall have the following meanings:
“Additional Insurance Policy” has the meaning set forth in Section 7.05.
“Adversarial Action” means (a) an Action by a member of the Vista Outdoor Group, on the one hand, against a member of the Revelyst Group, on the other hand, or (b) an Action by a member of the Revelyst Group, on the one hand, against a member of the Vista Outdoor Group, on the other hand.
“Advisory Estimated Closing Statement” has the meaning set forth in Section 2.06(c).
“Affiliate” of any Person means a Person that controls, is controlled by or is under common control with such Person. As used herein, “control” of any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of voting securities or other interests, by Contract or otherwise; provided, however, that, solely for purposes of this Agreement and the Ancillary Agreements, (a) Revelyst and the other members of the Revelyst Group shall not be considered Affiliates of Vista Outdoor or any of the other members of the Vista Outdoor Group and (b) Vista Outdoor and the other members of the Vista Outdoor Group shall not be considered Affiliates of Revelyst or any of the other members of the Revelyst Group. Notwithstanding the foregoing, solely with respect to clauses (c) through (f) of Section 9.01, the term Affiliate shall only include such Persons that are Affiliates as of the Closing.
“Agreed Tax Principles” has the meaning set forth in Section 4.02(c).
“Agreement” means this Amended and Restated Separation Agreement, including the Schedules hereto.
“Ancillary Agreements” means (a) the Employee Matters Agreement, the Transition Services Agreement and the Anoka Sublease and (b) any other instruments, assignments, documents and agreements executed by the Parties or the members of their respective Groups in connection with the implementation of the transactions contemplated by this Agreement, excluding the Merger Agreement.
“Assets” means all assets, properties, claims and rights of every kind and nature (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible or intangible, or accrued or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, including the following:
(a)    all accounting and other books, records, files and Personnel Records, whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic recording or any other form or medium (“Records”);
(b)    all apparatus, fixtures, machinery, furniture, office and other equipment, automobiles, trucks, aircraft, rolling stock, vessels, motor vehicles and other transportation equipment, special and general tools, test devices, prototypes and models and other tangible personal property;
(c)    all inventories of materials, parts, raw materials, supplies, work-in-process and finished goods and products;
(d)    all interests in real property of whatever nature, including buildings, land, structures, improvements and fixtures thereon, and all licenses, easements and rights-of-way appurtenant thereto, and all leasehold interests, whether as owner, mortgagee or holder of a Lien in real property, lessor, sublessor, lessee, sublessee or otherwise;
(e)    all interests in any capital stock of, or other equity interests in, any Subsidiary or any other Person; all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person; all loans, advances or other extensions of credit or capital contributions to any

Subsidiary or any other Person; all other investments in securities of any Person; and all rights as a partner, joint venturer or participant;
(f)    all Contracts, including license agreements, leases of personal property, open purchase orders for raw materials, supplies, parts or services, and unfilled orders for the manufacture and sale of products, and all rights arising thereunder;
(g)    all deposits, letters of credit, performance bonds and other surety bonds;
(h)    all written technical information, data, specifications, research and development information, engineering drawings, operating and maintenance manuals and materials and analyses prepared by consultants and other third parties;
(i)    all right, title and interest in and to Intellectual Property;
(j)    all IT Systems;
(k)    all prepaid expenses, trade accounts and other accounts and notes receivable (whether current or non-current);
(l)    all claims or rights against any Person arising from the ownership of any other Asset, all rights in connection with any bids or offers, all Actions, Judgments or similar rights, all rights under express or implied warranties, all rights of recovery and all rights of setoff of any kind and demands of any nature, in each case whether accrued or contingent, whether in tort, contract or otherwise and whether arising by way of counterclaim or otherwise;
(m)    all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution;
(n)    all Governmental Approvals (including Environmental Permits) and all pending applications therefor;
(o)    (i) all cash, cash equivalents, bank deposits and marketable securities, whether denominated in United States dollars or otherwise, and (ii) all bank accounts, lock boxes and other deposit arrangements;
(p)    interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements; and
(q)    all goodwill as a going concern and other intangible properties.
“Cash Management Arrangements” means all cash management arrangements pursuant to which Vista Outdoor or its Subsidiaries automatically or manually sweep cash from, or automatically or manually transfer cash to, accounts of Revelyst or any other member of the Revelyst Group.
“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601 et seq.

“Commission” means the Securities and Exchange Commission.
“Contribution” has the meaning set forth in the recitals.
“Cravath” has the meaning set forth in Section 6.10.
“Credit Support Instruments” has the meaning set forth in Section 3.01(a).
“Draft Estimated Closing Statement” has the meaning set forth in Section 2.06(b).
“Earn-Out Payment” has the meaning set forth in Section 2.07(a)(i).
“Earn-Out Threshold” has the meaning set forth in Section 2.07(a)(i).
“Environmental Liabilities” means all Liabilities to the extent relating to, arising out of or resulting from any applicable Environmental Laws, or Environmental Permits, including such Liabilities to the extent relating to, arising out of or resulting from any (a) compliance, or any actual or alleged non-compliance, with any Environmental Law; (b) any actual or alleged presence or Release of, disposal, arrangement for disposal or transportation of, or exposure to, Hazardous Materials; (c) any actual or alleged personal injuries, property or natural resource damages, financial assurance obligations or contractual obligations related to any of the foregoing; and (d) any remediation, investigation or clean-up obligations related to any of the foregoing.
“Excise Taxes” has the meaning set forth in the definition of “Transaction Taxes”.
“Final Determination” means (a) any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or period for the filing of claims for refunds, amended Tax Returns or appeals from adverse determinations), including a “determination” as defined in Section 1313(a) of the Code or execution of an IRS Form 870AD, or (b) the payment of Tax by a Party (or its Subsidiary) that is responsible for payment of that Tax under applicable Law, with respect to any item disallowed or adjusted by a Governmental Authority, as long as the responsible Party determines that no action should be taken to recoup that payment and the other Party agrees (such agreement not to be unreasonably withheld, delayed or conditioned).
“Form S-4” means the registration statement on Form S-4 filed by Revelyst with the Commission to register under the Securities Act the shares of Revelyst Common Stock to be issued in connection with the Merger, in the form declared effective by the Commission.
“Group” means either the Vista Outdoor Group or the Revelyst Group, or both, as the context requires.
“Income Taxes” means any Taxes imposed on or determined with reference to gross or net income or profits (including any franchise or withholding Taxes imposed in lieu thereof but excluding any firearms and ammunition excise Taxes).

“Indemnifying Party” has the meaning set forth in Section 5.04(a).
“Indemnitee” has the meaning set forth in Section 5.04(a).
“Indemnity Payment” has the meaning set forth in Section 5.04(a).
“Information” means information, whether or not patentable, copyrightable or protectable as a trade secret, in written, oral, electronic or other tangible or intangible forms, stored in any medium now known or yet to be created, including studies, reports, records, books, Contracts, instruments, Software, Know-How, communications (including those by or to attorneys (whether or not subject to the attorney-client privilege)), memos and other materials and other technical, financial, employee or business information or data, documents, correspondence, materials and files.
“Insurance Proceeds” means those monies:
(a)    received by an insured (or its successor-in-interest) from an insurance carrier;
(b)    paid by an insurance carrier on behalf of the insured (or its successor-in-interest); or
(c)    received (including by way of setoff) by or on behalf of the insured (or its successor-in-interest) from any third party in the nature of insurance, contribution or indemnification in respect of any Liability;
in each such case, net of (i) any applicable premium adjustments (including reserves and retrospectively rated premium adjustments), (ii) any costs or expenses incurred in connection with the collection thereof and (iii) any Taxes resulting from the receipt thereof.
“Intercompany Accounts” has the meaning set forth in Section 2.03(a).
“Intercompany Agreements” has the meaning set forth in Section 2.03(a).
“Internal Transactions” means the transactions identified as the “Internal Transactions” in Schedule 1.01(a).
“Managing Party” has the meaning set forth in Section 5.13.
“Merger” has the meaning set forth in the recitals.
“Merger Agreement” has the meaning set forth in the recitals.
“Mixed Action” has the meaning set forth in Section 5.12(d).
“Non-Managing Party” has the meaning set forth in Section 5.13.
“Olibre Disclosure Sections” means all information set forth in the Transaction Filings to the extent provided by or on behalf of Olibre Merger Sub, Olibre Parent or their respective Affiliates.

“Olibre Merger Sub” has the meaning set forth in the recitals.
“Olibre Parent” has the meaning set forth in the recitals.
“Original Agreement” has the meaning set forth in the recitals.
“Party” means either party hereto, and “Parties” means both parties hereto.
“Personnel Records” means all personnel files, data and other personnel information that relates to (a) in the case of the Vista Outdoor Group, any Vista Outdoor Employee, Former Vista Outdoor Employee or Former Shared Services Employee (each, as defined in the Employee Matters Agreement) and any other service provider of the Vista Outdoor Group immediately following the Closing, or (b) in the case of the Revelyst Group, any Revelyst Employee, Former Revelyst Employee (each, as defined in the Employee Matters Agreement) and any other service provider of the Revelyst Group immediately following the Closing and, in each case under clauses (a) and (b), other than files, data and information that are (or is) prohibited from being made available as a result of applicable Laws regarding the safeguarding of data privacy or any other legal obligation to maintain the confidentiality of such files, data or information.
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.
“Pre-Closing Separation” means (a) the Internal Transactions, (b) the execution and delivery of (i) the Transition Services Agreement and (ii) the Anoka Sublease, (c) any actions to be taken prior to the Contribution pursuant to Sections 2.01(a) and 2.03, and (d) the Contribution.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on and including the Closing Date.
“Pre-Closing Tax Returns” has the meaning set forth in Section 4.02(b).
“Retained Information” has the meaning set forth in Section 6.04.
“Revelyst” has the meaning set forth in the preamble.
“Revelyst Account” means any bank, brokerage or similar account owned by Revelyst or any other member of the Revelyst Group, including the Revelyst Accounts listed or described on Schedule 1.01(b).
“Revelyst Assets” means, without duplication, the following Assets of Vista Outdoor and its Subsidiaries as of immediately prior to the Effective Time, whether held directly or indirectly through any Person:
(a)    all interests in the capital stock of, or other equity interests in, the members of the Revelyst Group (other than Revelyst) and all other equity, partnership, membership, joint venture and similar interests owned by a member of the Revelyst Group (other than any such interests (i) in a member of the Vista Outdoor Group or (ii) set forth on Schedule 1.01(c)(iii) under the caption “Joint Ventures and Minority Investments – Owned by Vista Outdoor”),

including those set forth on Schedule 1.01(c)(ii) under the caption “Joint Ventures and Minority Investments – Owned by Revelyst”;
(b)    all Assets reflected on the Revelyst Business Balance Sheet, and all Assets acquired after the date of the Revelyst Business Balance Sheet that, had they been acquired on or before such date and owned as of such date, would reasonably and in good faith have been reflected on the Revelyst Business Balance Sheet if prepared in accordance with GAAP applied on a consistent basis, subject to any dispositions of such Assets subsequent to the date of the Revelyst Business Balance Sheet;
(c)    any additional Assets listed or described on Schedule 1.01(d);
(d)    any rights to the extent related to the Revelyst Portion of any Shared Contract;
(e)    all Assets that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be assigned to or retained by, or allocated to, any member of the Revelyst Group;
(f)    (i) all rights, interests and claims with respect to Information and Records that, as of immediately prior to the Effective Time, are primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Revelyst Business; and (ii) a non-exclusive right to, and copies of the portions of, Information and Records described in clause (e)(i) of the definition of Vista Outdoor Assets that, as of immediately prior to the Effective Time, are related to, or used or held for use in connection with, the facilities, business or operations of the Revelyst Business (but not primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Revelyst Business), in each case unless otherwise expressly provided in this Agreement; and
(g)    all Assets of Vista Outdoor and its Subsidiaries that, as of immediately prior to the Effective Time, are primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Revelyst Business (unless otherwise expressly provided in this Agreement).
Notwithstanding the foregoing, the Revelyst Assets shall not include (i) any Vista Outdoor Retained Assets, (ii) any Tax assets, (iii) any rights to the extent related to the Vista Outdoor Portion of any Shared Contracts or (iv) any Assets of Vista Outdoor and its Subsidiaries that, as of immediately prior to the Effective Time, are primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Vista Outdoor Business (unless otherwise expressly provided in this Agreement).
“Revelyst Bank Debt Incurrence” means any incurrence of indebtedness at or following the Closing but before the closing of the Revelyst Merger (or commitments to provide any such indebtedness) by Revelyst or any member of its Group.
“Revelyst Business” means the businesses and operations whose financial results were collectively reported as the “Outdoor Products” reporting segment of Vista Outdoor during the period beginning on April 1, 2023 and ending immediately prior to the Effective Time.

“Revelyst Business Balance Sheet” means the balance sheet of the Revelyst Business, including the notes thereto, as of June 30, 2024, as set forth on Schedule 1.01(e).
“Revelyst Common Stock” means, collectively, the common stock, $0.01 par value per share, of Revelyst.
“Revelyst Credit Support Instruments” has the meaning set forth in Section 3.02(a).
“Revelyst EBITDA Notice of Disagreement” has the meaning set forth in Section 2.07(b)(i).
“Revelyst EBITDA Statement” has the meaning set forth in Section 2.07(b)(i).
“Revelyst FY28 EBITDA” has the meaning set forth in Section 2.07(a)(ii).
“Revelyst FY28 Financial Statements” has the meaning set forth in Section 2.07(a)(ii).
“Revelyst Group” means (a) Revelyst, (b) each Person that will be a Subsidiary of Revelyst following the Internal Transactions and immediately prior to the Effective Time, including the entities set forth on Schedule 1.01(c) under the caption “Subsidiaries”, and (c) each Person that becomes a Subsidiary of Revelyst after the Closing, including in each case any Person that is merged or consolidated with or into Revelyst or any Subsidiary of Revelyst.
“Revelyst Indemnitees” has the meaning set forth in Section 5.03.
“Revelyst IP” means the Intellectual Property included in the Revelyst Assets, including the Intellectual Property set forth on Attachment A, together with all documentation related thereto, all rights to sue and collect damages for past, present or future infringement, misappropriation or other violation thereof, and all goodwill arising in connection therewith.
“Revelyst Know-How” means the Know-How included in the Revelyst Assets.
“Revelyst Liabilities” means, without duplication, all of the following Liabilities of the Vista Outdoor Group or the Revelyst Group whether arising prior to, at or after the Effective Time:
(a)    all Liabilities (including Environmental Liabilities) to the extent relating to, arising out of or resulting from:
(i)    the facilities, operation or conduct of the Revelyst Business as conducted at any time prior to the Closing (including any Liability to the extent relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));
(ii)    the facilities, operation or conduct of the Revelyst Business or any other business conducted by Revelyst or any other member of the Revelyst Group at any time after the Closing (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));
(iii)    any terminated, divested or discontinued facilities, businesses or operations of the Revelyst Business;
(iv)    the Revelyst Assets; or
(v)    the VOO Subject Assets.
(b)    all Liabilities reflected on the Revelyst Business Balance Sheet, and all Liabilities arising or assumed after the date of the Revelyst Business Balance Sheet that, had they arisen or been assumed on or before such date and been existing as of such date, would reasonably and in good faith have been reflected on the Revelyst Business Balance Sheet if prepared in accordance with GAAP applied on a consistent basis, subject to any discharge of such Liabilities subsequent to the date of the Revelyst Business Balance Sheet;
(c)    any additional Liabilities listed or described on Schedule 1.01(f);
(d)    any Liabilities to the extent related to the Revelyst Portion of any Shared Contract;
(e)    all Liabilities of Parent, Olibre Parent, Vista Outdoor, Revelyst and their respective Subsidiaries in respect of or relating to the Substitute Revelyst DSU Awards, the Substitute Revelyst Option Awards, the Substitute Revelyst PSU Awards or the Substitute Revelyst RSU Awards (in each case, as defined in the Employee Matters Agreement), including the treatment thereof and any payments required to be made to holders thereof in connection with the Revelyst Merger; and
(f)    all other Liabilities that are expressly provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed or retained by, or allocated to, any member of the Revelyst Group.
Notwithstanding the foregoing, the Revelyst Liabilities shall not include (i) any Vista Outdoor Retained Liabilities, (ii) any Liabilities for Taxes, (iii) any Liabilities to the extent related to the Vista Outdoor Portion of any Shared Contract or (iv) any Liabilities of Vista Outdoor and its Subsidiaries as of immediately prior to the Effective Time, to the extent related to the facilities, businesses or operations of the Vista Outdoor Business (unless otherwise expressly provided in this Agreement).
“Revelyst Marks” means the Trademarks included in the Revelyst Assets, including the Trademarks set forth on Attachment B.
“Revelyst Merger” has the meaning set forth in the recitals.
“Revelyst Portion” has the meaning set forth in Section 2.04.

“Revelyst Pre-Closing Taxes” means, without duplication, any Tax of a member of the Revelyst Group or member of the Vista Outdoor Group for a Pre-Closing Tax Period, in each case, to the extent attributable to the conduct of the Revelyst Business, the Revelyst Assets or the Revelyst Liabilities as determined pursuant to Section 4.01(d); provided, however, that Revelyst Pre-Closing Taxes shall not include any Transaction Taxes or Taxes described in clause (iv) of the definition of Vista Outdoor Taxes.
“Revelyst Prepared Returns” has the meaning set forth in Section 4.02(b).
“Revelyst Purchase Price” has the meaning assigned to such term in the Revelyst Merger Agreement.
“Revelyst Sharing Percentage” means the percentage equal to a fraction the numerator of which is the Revelyst Purchase Price and the denominator of which is the Revelyst Purchase Price plus the Contribution Amount plus the amount payable to Revelyst under Section 2.06(f)(i) (if the Closing Adjustment Amount is greater than the Estimated Closing Adjustment Amount) or minus the amount payable to Vista Outdoor under Section 2.06(f)(ii) (if the Closing Adjustment Amount is less than the Estimated Closing Adjustment Amount).
“Revelyst Subsidiary Group” means the members of the Revelyst Group other than Revelyst.
“Revelyst Tax Contest” has the meaning set forth in Section 4.08(b).
“Revelyst Tax Returns” means Tax Returns that include a member of the Revelyst Group and do not include any member of the Vista Outdoor Group.
“Revelyst Taxes” means, without duplication, (i) all Revelyst Pre-Closing Taxes, (ii) all Taxes to the extent resulting from, arising out of or relating to the members of the Revelyst Group, the Revelyst Business, the Revelyst Assets or the Revelyst Liabilities for any Post-Closing Tax Period, and (iii) Taxes collected from Vista Outdoor as a result of Revelyst’s failure to pay any Income Tax liability in a taxable period ending after the Closing Date that includes a “recapture tax amount” pursuant to Treasury Regulations Section 1.1503(d)-6(h)(3)(iv)(B), except to the extent any such Taxes were incurred as a result of the failure by Vista Outdoor or any of its Affiliates (other than any member of the Revelyst Group) to timely file a domestic use agreement in accordance with Treasury Regulations Section 1.1503(d)-6(f)(2), and including in each case of clauses (i) through (iv), any such Taxes imposed on any member of any consolidated, affiliated, unitary, aggregate, combined or similar group of which any member of the Revelyst Group is or was a member, including pursuant to Treasury Regulations Sections 1.1502-6 and 1.1502-78, and including any such Taxes imposed as a successor or transferee, by Contract or otherwise; provided that Revelyst Taxes shall not include any Taxes (1) to the extent taken into account in the determination of the Closing Adjustment Amount as finally determined pursuant to Section 2.06) or (2) arising from transactions, actions or elections entered into by the Vista Outdoor Group outside the ordinary course of business on the Closing Date and not (x) otherwise contemplated by this Agreement, the Merger Agreement or the Revelyst Merger Agreement, (y) required by applicable Law or by a Contract entered into by a member of the Vista Outdoor Group prior to the Closing or (z) approved in writing by Revelyst.

“Separation” means (a) (i) the Internal Transactions, (ii) any actions to be taken pursuant to Article II and (iii) any other transfers of Assets and assumptions of Liabilities, in each case, between a member of the Revelyst Group and a member of the Vista Outdoor Group, provided for in this Agreement or in any Ancillary Agreement and (b) the Contribution.
“Shared Background IP” has the meaning set forth in Section 9.02.
“Shared Contract” means any Contract of any member of either Group with a third party that relates in any material respect to both the Revelyst Business and the Vista Outdoor Business, including the contracts and agreements set forth on Schedule 1.01(g); provided that the Parties may, by mutual consent, elect to include in, or exclude from, this definition any Contract; provided further Shared Contracts shall not include any Contract relating to the development, distribution, sale, manufacturing or supply of ammunition or primers (or components thereof), which shall in each case be Vista Outdoor Assets.
“Shared Pre-Closing Deductions” means all items of loss, deduction or credit arising from (i) any third-party indebtedness issued by (A) the Vista Outdoor Group to the extent such indebtedness was not issued solely to benefit (directly or indirectly) the Vista Outdoor Business or (B) the Revelyst Group to the extent such indebtedness was not issued solely to benefit (directly or indirectly) the Revelyst Business and (ii) any other expenses incurred by (A) the Vista Outdoor Group to the extent not incurred solely for the direct or indirect benefit of the Vista Outdoor Business (including corporate overhead or other similar expenses) or (B) the Revelyst Group to the extent not incurred solely for the direct or indirect benefit of the Revelyst Business, in each case of clauses (i) and (ii), to the extent such items are deductible in a Pre-Closing Tax Period for applicable Tax purposes at a “more-likely-than-not” or higher level of comfort; provided that any deductions attributable to the consummation of the Transactions shall be excluded from this definition.
“Shared Tax Contest” has the meaning set forth in Section 4.08(c).
“Specified Dual Consolidated Loss” means any dual consolidated loss of any separate unit and combined separate unit of Revelyst as determined under Treasury Regulations Section 1.1503(d)-1(b)(4) (including (a) Hydrosport, S. de R.L. de C.V., (b) Advanced Arrow S. de R.L. de C.V., (c) CamelBak Products, LLC (Philippine Representative Office), (d) Bell Sports Inc. –Ireland Branch and (e) any combined separate unit comprised of any combination of the foregoing separate units), for Tax years of Vista Outdoor up to and including the Tax year that includes the Closing Date, for which a “domestic use election” has been made pursuant to Treasury Regulations Section 1.1503(d)-6.
“Specified Group Insurance Policies” has the meaning set forth in Section 7.01.
“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.
“Surviving Vista Outdoor Credit Support Instruments” has the meaning set forth in Section 3.01(a).
“Tax Indemnified Party” has the meaning set forth in Section 4.01(c).

“Tax Indemnifying Party” has the meaning set forth in Section 4.01(c).
“Third-Party Claim” means any assertion by a Person (including any Governmental Authority) who is not a member of the Vista Outdoor Group or the Revelyst Group of any claim, or the commencement by any such Person of any Action, against any member of the Vista Outdoor Group or the Revelyst Group.
“Third-Party Proceeds” has the meaning set forth in Section 5.04(a).
“Transaction Filings” means the Form S-4, any registration statement, offering memorandum or other marketing materials relating to the Revelyst Bank Debt Incurrence, or any other document filed by Vista Outdoor or Revelyst with the Commission in connection with the Transactions or the Revelyst Transactions as contemplated by this Agreement.
“Transaction Tax Deductions” means any amounts that are deductible, for Income Tax purposes, at a “more likely than not” or higher level of comfort and relate to or arise from the payments of amounts that are included in Transaction Expenses or Closing Debt (or amounts that would have been included in such definitions but were paid prior to the Closing) and assuming an election was made under Rev. Proc. 2011-29, 2011-18 I.R.B. 746 with respect to any applicable fees.
“Transaction Taxes” means, without duplication, (a) Taxes imposed on Vista Outdoor as a result of the Merger pursuant to Section 4501 of the Code (“Excise Taxes”), (b) Transfer Taxes imposed on Revelyst, Vista Outdoor or any of their respective Subsidiaries attributable to the consummation of the Transactions and (c) any other Taxes imposed on Revelyst, Vista Outdoor or any of their respective Subsidiaries, which are attributable to the consummation of the Transactions.
“Transfer Taxes” means all transfer, sales, use, excise, stock, stamp, stamp duty, stamp duty reserve, stamp duty land, documentary, filing, recording, registration, value-added and other similar Taxes.
“Vista Outdoor” has the meaning set forth in the preamble.
“Vista Outdoor Account” means any bank, brokerage or similar account owned by Vista Outdoor or any other member of the Vista Outdoor Group, including the Vista Outdoor Accounts listed or described on Schedule 1.01(h).
“Vista Outdoor Assets” means, without duplication, all Assets of Vista Outdoor and its Subsidiaries as of immediately prior to the Effective Time, whether held directly or indirectly through any Person, other than the Revelyst Assets, including the following Assets of Vista Outdoor and its Subsidiaries:
(a)    the Vista Outdoor Retained Assets;
(b)    all Assets of Vista Outdoor and its Subsidiaries that, as of immediately prior to the Effective Time, are primarily related to, or used or held for use primarily in connection with,

the facilities, business or operations of the Vista Outdoor Business (unless otherwise expressly provided in this Agreement);
(c)    all interests in the capital stock, or other equity interests in, the members of the Vista Outdoor Group (other than Vista Outdoor);
(d)    all Assets that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be retained by, or allocated to, any member of the Vista Outdoor Group;
(e)    (i) all rights, interests and claims with respect to Information and Records that, as of immediately prior to the Effective Time, are primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Vista Outdoor Business; and (ii) a non-exclusive right to, and copies of the portions of, Information and Records described in clause (f)(i) of the definition of Revelyst Assets that, as of immediately prior to the Effective Time, are related to, or used or held for use in connection with, the facilities, business or operations of the Vista Outdoor Business (but not primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Vista Outdoor Business), in each case unless otherwise expressly provided in this Agreement; and
(f)    any rights to the extent related to the Vista Outdoor Portion of any Shared Contract.
Notwithstanding the foregoing, the Vista Outdoor Assets shall not include any Tax assets.
“Vista Outdoor Business” means the businesses and operations conducted by Vista Outdoor and its Subsidiaries immediately prior to the Effective Time, other than the Revelyst Business.
“Vista Outdoor Common Stock” means, collectively, the common stock, $0.01 par value per share, of Vista Outdoor.
“Vista Outdoor Credit Support Instruments” has the meaning set forth in Section 3.01(a).
“Vista Outdoor Group” means Vista Outdoor and each of its Subsidiaries, but excluding any member of the Revelyst Group.
“Vista Outdoor Indemnitees” has the meaning set forth in Section 5.02.
“Vista Outdoor IP” means the Intellectual Property included in the Vista Outdoor Assets.
“Vista Outdoor Know-How” means the Know-How included in the Vista Outdoor Assets.
“Vista Outdoor Liabilities” means, without duplication, all of the following Liabilities of the Vista Outdoor Group or the Revelyst Group whether arising prior to, at or following the Effective Time:

(a)    all Liabilities (including Environmental Liabilities) to the extent relating to, arising out of or resulting from:
(i)    the facilities, operation or conduct of the Vista Outdoor Business as conducted at any time prior to the Closing (including any Liability to the extent relating to, arising out of or resulting from (x) any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority) and (y) the development, distribution, sale, manufacturing or supply of ammunition or primers (or components thereof));
(ii)    the facilities, operation or conduct of the Vista Outdoor Business or any other business conducted by Vista Outdoor or any other member of the Vista Outdoor Group at any time after the Closing (including any Liability relating to, arising out of or resulting from (x) any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority) and (y) the development, distribution, sale, manufacturing or supply of ammunition or primers (or components thereof));
(iii)    any terminated, divested or discontinued facilities, businesses or operations of Vista Outdoor and its Subsidiaries (other than the Revelyst Business, the Revelyst Group and any terminated, divested or discontinued facilities, businesses or operations of the Revelyst Business); or
(iv)    the Vista Outdoor Assets;
(b)    the Vista Outdoor Retained Liabilities;
(c)    any Liabilities to the extent related to the Vista Outdoor Portion of any Shared Contract;
(d)    all Liabilities of Vista Outdoor and its Subsidiaries, immediately prior to the Effective Time, to the extent related to the facilities, businesses or operations of the Vista Outdoor Business (unless otherwise expressly provided in this Agreement);
(e)    all Liabilities of Vista Outdoor and its Subsidiaries in respect of or relating to the Vista Outdoor Equity Awards, including the treatment thereof and any payments required to be made to holders thereof in connection with the Merger;
(f)    all other Liabilities that are expressly provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed or retained by, or allocated to, any member of the Vista Outdoor Group;
(g)    any Liability to the extent taken into account in the determination of the Closing Adjustment Amount as finally determined pursuant to Section 2.06; and
(h)    all other Liabilities of Vista Outdoor and its Subsidiaries as of immediately prior to the Effective Time (other than the Revelyst Liabilities).

Notwithstanding the foregoing, the Vista Outdoor Liabilities shall not include any Liabilities for Taxes.
“Vista Outdoor Marks” means the Trademarks included in the Vista Outdoor Assets, but excluding, for clarity, any and all Revelyst Marks.
“Vista Outdoor Policy Pre-Closing Insurance Claim” means any (a) claim made against a member of the Revelyst Group or a member of the Vista Outdoor Group and reported to the applicable insurer(s) at or prior to the Closing in respect of an act or omission occurring at or prior to the Closing that results in a Liability under a “claims-made-based” insurance policy of the Vista Outdoor Group in effect at or prior to the Closing or any extended reporting period thereof or (b) Action (whether made prior to, at or following the Closing) in respect of a Liability occurring at or prior to the Closing under an “occurrence-based” insurance policy of any member of the Vista Outdoor Group in effect at or prior to the Closing.
“Vista Outdoor Portion” has the meaning set forth in Section 2.04.
“Vista Outdoor Pre-Closing Taxes” means, without duplication, any Taxes of a member of the Vista Outdoor Group or the Revelyst Group to the extent attributable to the Vista Outdoor Business, the Vista Outdoor Assets or the Vista Outdoor Liabilities, in each case, for a Pre-Closing Tax Period as determined pursuant to Section 4.01(d); provided, however, that Vista Outdoor Pre-Closing Taxes shall not include any Taxes described in clause (iii) of the definition of Revelyst Taxes.
“Vista Outdoor Prepared Returns” has the meaning set forth in Section 4.02(a).
“Vista Outdoor Retained Assets” means any specified Assets set forth on Schedule 1.01(i).
“Vista Outdoor Retained Liabilities” means any specified Liabilities set forth on Schedule 1.01(j).
“Vista Outdoor Sharing Percentage” means 1 minus the Revelyst Sharing Percentage.
“Vista Outdoor Tax Contest” has the meaning set forth in Section 4.08(b).
“Vista Outdoor Taxes” means, without duplication, all (i) Vista Outdoor Pre-Closing Taxes, (ii) Taxes of a member of the Vista Outdoor Group or that arises out of or relates to the Vista Outdoor Business, the Vista Outdoor Assets or the Vista Outdoor Liabilities for any Post-Closing Tax Period, (iii) Transaction Taxes, and (iv) any Taxes that arise from any Tax election made by Vista Outdoor or Parent or any of their respective Affiliates in connection with the Merger (including pursuant to Section 336 or Section 338 of the Code), including in each case of clauses (i) through (iv), any such Taxes of any member of any consolidated, affiliated, unitary, aggregate, combined or similar group of which any member of the Vista Outdoor Group or the Revelyst Group is or was a member prior to the Closing, including pursuant to Treasury Regulations Sections 1.1502-6 and 1.1502-78 and including any such Taxes imposed as a successor or transferee, by Contract or otherwise; provided that Vista Outdoor Taxes shall not include any Taxes arising from transactions, actions or elections entered into by the Revelyst

Group outside the ordinary course of business on the Closing Date and not (x) otherwise contemplated by this Agreement, the Merger Agreement or the Revelyst Merger Agreement, (y) required by applicable Law or by a Contract entered into by a member of the Revelyst Group prior to the Closing or (z) approved in writing by Vista Outdoor.
“VOO” has the meaning set forth in Section 2.01(l).
“VOO Subject Assets” has the meaning set forth in Section 2.01(l).
“VOO Subject Assets Liabilities” has the meaning set forth in Section 2.01(l).
“VOO Subject Assets Transfers” has the meaning set forth in Section 2.01(l).
ARTICLE II
The Separation
Section 2.01    Transfer of Assets and Assumption of Liabilities. (a) Prior to the consummation of the Contribution, and subject to Section 2.01(f), Vista Outdoor shall cause the Internal Transactions to be consummated. In connection therewith, Vista Outdoor shall, and shall cause the members of the Vista Outdoor Group and the members of the Revelyst Subsidiary Group to, execute such instruments of assignment or transfer, and take such other corporate actions as are necessary to:
(i)    assign, transfer or convey to one or more members of the Revelyst Subsidiary Group all of the right, title and interest of the Vista Outdoor Group in, to and under all Revelyst Assets not already owned by the Revelyst Subsidiary Group;
(ii)    assign, transfer or convey to one or more members of the Vista Outdoor Group all of the right, title and interest of the Revelyst Subsidiary Group in, to and under all Vista Outdoor Assets not already owned by the Vista Outdoor Group;
(iii)    cause one or more members of the Revelyst Subsidiary Group to assume all of the Revelyst Liabilities to the extent such Liabilities would otherwise remain obligations of any member of the Vista Outdoor Group; and
(iv)    cause one or more members of the Vista Outdoor Group to assume all of the Vista Outdoor Liabilities to the extent such Liabilities would otherwise remain obligations of any member of the Revelyst Subsidiary Group.
Notwithstanding anything to the contrary in this Agreement, no member of the Vista Outdoor Group or the Revelyst Subsidiary Group shall be required to transfer any Information except as required by Article VI.
(b)    Subject to the satisfaction (or, to the extent permitted by Law, waiver by the Parties entitled to the benefit thereof) of each of the conditions to Closing set forth in Article VIII of the Merger Agreement (other than (i) the condition set forth in Section 7.01(d) of the Merger Agreement and (ii) those conditions that by their nature are to be satisfied at the Closing;

provided that the conditions referred to in this clause (ii) are reasonably capable of being satisfied at the Closing), and subject to Section 2.01(f), Vista Outdoor shall consummate the Contribution immediately prior to the Closing, by contributing the Contribution Amount to Revelyst in exchange for newly issued shares of Revelyst Common Stock.
(c)    In the event that it is discovered in the two (2) year period after the Closing that there was an omission of (i) the transfer or conveyance by Revelyst (or a member of the Revelyst Group) to, or the acceptance or assumption by, Vista Outdoor (or a member of the Vista Outdoor Group) of any Vista Outdoor Asset or Vista Outdoor Liability, as the case may be, (ii) the transfer or conveyance by Vista Outdoor (or a member of the Vista Outdoor Group) to, or the acceptance or assumption by, Revelyst (or a member of the Revelyst Group) of any Revelyst Asset or Revelyst Liability, as the case may be, or (iii) the transfer or conveyance by one Party (or any other member of its Group) to, or the acceptance or assumption by, the other Party (or any other member of its Group) of any Asset or Liability, as the case may be, that, had the Parties given specific consideration to such Asset or Liability prior to the Closing, would have otherwise been so transferred, conveyed, accepted or assumed, as the case may be, pursuant to this Agreement or the Ancillary Agreements, the Parties shall, subject to Section 2.01(f), execute, acknowledge and deliver, and cause the members of their respective Groups to execute, acknowledge and deliver, all reasonable further documents in order to effect such transfer, conveyance, acceptance or assumption of such Asset or Liability, as the case may be, as promptly as reasonably practicable. Any transfer, conveyance, acceptance or assumption made pursuant to this Section 2.01(c) shall be treated by the Parties for all purposes as if it had occurred immediately prior to the Effective Time, except as otherwise required by applicable Law or a Final Determination.
(d)    In the event that it is discovered in the two (2) year period after the Closing that there was (i) a transfer or conveyance by Revelyst (or a member of the Revelyst Group) to, or the acceptance or assumption by, Vista Outdoor (or a member of the Vista Outdoor Group) of any Revelyst Asset or Revelyst Liability, as the case may be, or (ii) a transfer or conveyance by Vista Outdoor (or a member of the Vista Outdoor Group) to, or the acceptance or assumption by, Revelyst (or a member of the Revelyst Group) of any Vista Outdoor Asset or Vista Outdoor Liability, as the case may be, the Parties shall, subject to Section 2.01(f), execute, acknowledge and deliver, and cause the members of their respective Groups to execute, acknowledge and deliver, all reasonable further documents in order to transfer or convey such Asset or Liability back to the transferring or conveying Party or to rescind any acceptance or assumption of such Asset or Liability, as the case may be, as promptly as reasonably practicable. Any transfer or conveyance made or acceptance or assumption rescinded pursuant to this Section 2.01(d) shall be treated by the Parties for all purposes as if such Asset or Liability had never been originally transferred, conveyed, accepted or assumed, as the case may be, except as otherwise required by applicable Law or a Final Determination.
(e)    With respect to any post-Closing transfer of an Asset required by Section 2.01(c), the Party required to make such transfer pursuant to this Agreement, on behalf of itself and the members of its Group, hereby grants to the receiving Party and the members of its Group a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sublicensable and transferable right and license (or sublicense, as the case may be) to fully use, practice and otherwise exploit such Asset, effective as of the Effective Time and until such time that the Party required to make such transfer (or the applicable member of its Group) transfers such Asset to the receiving Party (or the applicable member of its Group) in accordance with Section 2.01(c). With respect to any post-Closing transfer back of an Asset required by Section 2.01(d), the Party required to make such transfer back pursuant to this Agreement, on behalf of itself and the members of its Group, hereby grants to the Party that should have retained such Asset and the members of its Group a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sublicensable and transferable right and license (or sublicense, as the case may be) to fully use, practice and otherwise exploit such Asset, effective as of the Effective Time and until such time that the Party required to make such transfer back (or the applicable member of its Group) transfers such Asset back to the Party that should have retained such Asset (or the applicable member of its Group) in accordance with Section 2.01(d).
(f)    To the extent that any transfer or conveyance of any Asset (other than Shared Contracts, which are governed solely by Section 2.04) or acceptance or assumption of any Liability (other than Shared Contracts, which are governed solely by Section 2.04) required by this Agreement to be so transferred, conveyed, accepted or assumed, as the case may be, shall not have been completed prior to the Closing, the Parties shall, subject to this Section 2.01(f), execute, acknowledge and deliver, and cause the members of their respective Groups to execute, acknowledge and deliver, all reasonable further documents in order to effect such transfer, conveyance, acceptance or assumption, as the case may be, as promptly as reasonably practicable following the Closing. Notwithstanding anything to the contrary herein, nothing in this Agreement shall be deemed to require the transfer or conveyance of any Assets or the acceptance or assumption of any Liabilities which by their respective terms (or the terms of any Contract relating to such Asset or Liability) or operation of Law cannot be so transferred, conveyed, accepted or assumed; provided, however, that, prior to and following the Closing, the Parties shall use commercially reasonable efforts to obtain and make any Governmental Approvals and other Consents necessary for the transfer, conveyance, acceptance or assumption, as the case may be, of all Assets and Liabilities required by this Agreement to be so transferred, conveyed, accepted or assumed; provided, further that neither Party nor any member of its Group shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person, or expend any money or take any action that would require the expenditure of money, in order to obtain or make any such Governmental Approval or other Consent (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group entitled to such Asset or intended to assume such Liability, as applicable, as promptly as reasonably practicable). In the event that any such transfer, conveyance, acceptance or assumption, as the case may be, has not been completed effective as of the Closing, the Party retaining such Asset or Liability (or the member of the Party’s Group retaining such Asset or Liability) shall thereafter hold such Asset for the use and benefit, and at the expense, of the Party or the member of its Group to which such Asset should have been transferred or conveyed pursuant to this Agreement and retain such Liability for the account, and at the expense, of the Party or the member of its Group by which such Liability should have been assumed or accepted pursuant to this Agreement, and take such other actions as may be reasonably requested by the Party or the member of its Group to which such Asset should have been transferred or conveyed pursuant to this Agreement, or by which such Liability should have been assumed or accepted pursuant to this Agreement, as the case may be, in order to place such Party or such member of its Group, insofar as reasonably possible without violation of the terms of such Asset or Liability (or the terms of any Contract relating to such Asset or Liability) or violation of Law, in substantially the same position as it would have been had such Asset or Liability been transferred, conveyed, accepted or assumed, as the case may be, as contemplated by this Agreement and so that the benefits and burdens relating to such Asset or Liability, as the case may be, including possession, use, risk of loss, potential for gain/loss and control over such Asset or Liability, as the case may be, are to inure from and after the Closing to such Party or such member of its Group. As and when any such Asset or Liability becomes transferable or assumable, as the case may be, the Parties shall execute, acknowledge and deliver, and cause the members of their respective Groups to execute, acknowledge and deliver, all reasonable further documents in order to effect such transfer, conveyance, acceptance or assumption, as the case may be, as promptly as reasonably practicable.
(g)    The Party retaining any Asset or Liability due to the deferral of the transfer or conveyance of such Asset or the deferral of the acceptance or assumption of such Liability pursuant to this Section 2.01 or otherwise shall not be obligated by this Agreement, in connection with this Section 2.01, to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) or expend any money or take any action that would require the expenditure of money (other than reasonable out-of-pocket expenses, Taxes, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group to which such Asset should have been transferred or conveyed pursuant to this Agreement or by which such Liability should have been assumed or accepted pursuant to this Agreement, as applicable, as promptly as reasonably practicable) unless and to the extent that the Party or the member of the Party’s Group to which such Asset should have been transferred or conveyed pursuant to this Agreement or by which such Liability should have been assumed or accepted pursuant to this Agreement, as applicable, advances or agrees to reimburse it for the applicable expenditures. For the avoidance of doubt, reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees shall not include any purchase price, license fee or other payment or compensation for the procurement of any asset intended to replace an Asset in the course of a Party’s obligation under Section 2.01(f).
(h)    To the extent permissible under applicable Law, Revelyst hereby waives compliance by each and every member of the Vista Outdoor Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Revelyst Assets to any member of the Revelyst Group.
(i)    To the extent permissible under applicable Law, Vista Outdoor hereby waives compliance by each and every member of the Revelyst Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Vista Outdoor Assets to any member of the Vista Outdoor Group.
(j)    In the event that Vista Outdoor determines to seek novation with respect to any Revelyst Liability, Revelyst shall reasonably cooperate with, and shall cause the members of the Revelyst Group to reasonably cooperate with, Vista Outdoor and the members of the Vista Outdoor Group (including, where necessary, entering into appropriate instruments of assumption and, where necessary, Revelyst providing parent guarantees in support of the obligations to the extent assumed pursuant to such instruments of assumption by other members of the Revelyst Group) to cause such novation to be obtained, on terms reasonably acceptable to Revelyst, and to have Vista Outdoor and the members of the Vista Outdoor Group released from all liability to third parties under the applicable Contract arising after the date of such novation and, in the event Revelyst determines to seek novation with respect to any Vista Outdoor Liability, Vista Outdoor shall reasonably cooperate with, and shall cause the members of the Vista Outdoor Group to reasonably cooperate with, Revelyst and the members of the Revelyst Group (including, where necessary, entering into appropriate instruments of assumption and, where necessary, Vista Outdoor providing parent guarantees in support of the obligations to the extent assumed pursuant to such instruments of assumption by other members of the Vista Outdoor Group) to cause such novation to be obtained, on terms reasonably acceptable to Vista Outdoor, and to have Revelyst and the members of the Revelyst Group released from all liability to third parties under the applicable Contract arising after the date of such novation; provided that neither Party nor any other member of its Group shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty (other than any parent guaranty expressly contemplated by this Section 2.01(j)) or other financial accommodation) to any Person or expend any money or take any action that would require the expenditure of money, in order to cause such novation to be obtained (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group intended to assume such Liability pursuant to this Agreement, as promptly as reasonably practicable).
(k)    The Contribution Amount that is contributed to Revelyst pursuant to Section 2.01(b) shall be increased by an amount necessary to ensure that, immediately following payment of the Contribution Amount and the deposit by Revelyst of the cash portion of the Merger Consideration with the Exchange Agent pursuant to the Merger Agreement, Revelyst shall have cash and cash equivalents, bank deposits and marketable securities of no less than $60,000,000; provided that, if the Contribution Amount is increased pursuant to this Section 2.01(k), Revelyst shall pay to Vista Outdoor the amount of such increase on the earlier of (a) the consummation of the Revelyst Merger and (b) the date that is three months after the Closing.
(l)     The Parties acknowledge and agree that certain Assets of Vista Outdoor Operations LLC (“VOO”) may be subject to the procedures set forth in Section 2.01(f).  In such event, the Parties will cooperate in good faith to promptly identify any such Assets (the “VOO Subject Assets”) and agree on documentation to facilitate the transfer of such VOO Subject Assets to Revelyst (such transfer, the “VOO Subject Assets Transfer”); provided that (i) such VOO Subject Assets Transfer shall be consistent in all respects with Schedule 1.01(a) and (ii) if such documentation will be executed prior to the consummation of the Revelyst Merger, the Parties shall provide Olibre Parent (at the notice address set forth in the Revelyst Merger Agreement) with draft documentation effecting such VOO Subject Assets Transfer for Olibre Parent’s review and comment as soon as reasonably practicable after the date hereof (and in any event, no later than seven (7) Business Days prior to consummation of the Revelyst Merger). The Parties shall consider in good faith Olibre Parent’s comments on such draft documentation so long as such comments are provided by Olibre Parent to the Parties no later than the earlier of (x) five (5) Business Days after receipt of such draft documentation and (y) three (3) Business Days prior to the consummation of the Revelyst Merger.  The Parties will use commercially reasonable efforts to effectuate the VOO Subject Assets Transfer prior to the consummation of the Revelyst Merger.  Prior to the effective time of the Revelyst Merger, Revelyst shall bear (and if applicable, reimburse) any and all out-of-pocket filing fees and expenses, payments made in connection with any third-party consents and authorizations, and legal and other professional advisors fees, in each case that are incurred by any member of the Revelyst Group or any member of the Vista Outdoor Group and are necessary to effectuate the VOO Subject Assets Transfer.  Following the effective time of the Revelyst Merger, each of Revelyst and Vista Outdoor shall bear (and, if applicable, reimburse) fifty percent (50%) of any and all out-of-pocket filing fees and expenses, payments made in connection with any third-party consents and authorizations, and legal and other professional advisors fees, in each case that are incurred by any member of the Revelyst Group or any member of the Vista Outdoor Group and are necessary to effectuate the VOO Subject Assets Transfer. If Vista Outdoor, Parent or any of their respective Affiliates (excluding, immediately following the Effective Time, the Revelyst Group) remits payments for any such costs and expenses, then within five (5) Business Days following written request from Parent, Revelyst will reimburse such Person via wire transfer of immediately available funds to an account (or accounts) designated by Parent an amount equal to Revelyst’s allocable share of such fees and expenses and if Revelyst, Olibre Parent or any of their respective Affiliates (excluding, immediately following the Effective Time, the Vista Outdoor Group) remits payments for any such costs and expenses, then within five (5) Business Days following written request from Revelyst, Vista Outdoor will reimburse such Person via wire transfer of immediately available fund to an account (or accounts) designated by Revelyst an amount equal to Vista Outdoor’s allocable share of such fees and expenses.  Revelyst shall retain and, if applicable, assume, and shall fully pay, perform, satisfy and discharge when due, any and all Liabilities resulting from, relating to or arising out of any of the VOO Subject Assets, regardless of whether such Liabilities arise prior to, on or after the Effective Time (collectively, the “VOO Subject Asset Liabilities”). Olibre Parent is a third party beneficiary of this Section 2.01(l).
Section 2.02    Certain Matters Governed Exclusively by Ancillary Agreements. On the Closing Date, the Parties shall execute and deliver (i) the Transition Services Agreement and (ii) the Anoka Sublease. Each Party agrees on behalf of itself and the other members of its Group that, except as explicitly provided in this Agreement or in any Ancillary Agreement, (a) the Employee Matters Agreement shall exclusively govern the allocation of Assets and Liabilities related to employees and employee compensation and benefits matters with respect to employees and former employees of members of both the Vista Outdoor Group and the Revelyst Group (except to the extent that employee compensation and benefits-related reimbursements are addressed in the Transition Services Agreement) (it being understood that any such Assets and Liabilities, as allocated pursuant to the Employee Matters Agreement, shall constitute Revelyst Assets, Revelyst Liabilities, Vista Outdoor Assets or Vista Outdoor Liabilities, as applicable, hereunder and shall be subject to Article V hereof), (b) the Transition Services Agreement shall exclusively govern all matters relating to the provision of certain services identified therein to be provided by each Party to the other on a transitional basis following the Closing and (c) the Anoka Sublease shall exclusively govern all matters relating to the Subleased Premises (as defined in the Anoka Sublease).
Section 2.03    Termination of Agreements; Settlement of Intercompany Accounts; Bank Accounts. (a) Except as set forth in Section 2.03(b) or as otherwise provided by the steps constituting the Internal Transactions, in furtherance of the releases and other provisions of Section 5.01, effective as of the Closing, Revelyst and each other member of the Revelyst Group, on the one hand, and Vista Outdoor and each other member of the Vista Outdoor Group, on the other hand, hereby terminate or settle, as applicable, any and all Contracts exclusively between such parties and in existence as of the Closing (including all Tax allocation or sharing agreements that are exclusively between one or more members of the Revelyst Group, on the one hand, and one or more members of the Vista Outdoor Group, on the other hand) (“Intercompany Agreements”), including all intercompany payables due or receivables owed (“Intercompany Accounts”) between such Parties (including any such payables or receivables which relate to payroll) and in effect or accrued as of the Closing. No such terminated or settled Intercompany Agreement or Intercompany Account (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Closing. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing. The Parties, on behalf of the members of their respective Groups, hereby waive any advance notice provision or other termination requirements with respect to any Intercompany Agreement or Intercompany Account to be terminated or settled, as applicable, pursuant to this Section 2.03(a).
(b)    The provisions of Section 2.03(a) shall not apply to any of the following Intercompany Agreements or Intercompany Accounts (or to any of the provisions thereof): (i) this Agreement and the Ancillary Agreements (and each other Intercompany Agreement or Intercompany Account expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by either Party or any other member of its Group); (ii) those Intercompany Agreements set forth on Schedule 2.03(b); (iii) any Agreements to which any third party is a party, including Shared Contracts; and (iv) any other Intercompany Agreements or Intercompany Accounts that this Agreement or any Ancillary Agreement expressly contemplates will survive the Closing.
(c)    (i) Vista Outdoor and Revelyst each agrees to take, or cause the members of their respective Groups to take, prior to the Closing, all actions necessary to amend all Contracts governing Revelyst Accounts so that such Revelyst Accounts, if linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any Vista Outdoor Accounts, are de-linked from such Vista Outdoor Accounts effective as of the Closing (or such earlier time as the Parties may agree).
(ii)    Vista Outdoor and Revelyst each agrees to take, or cause the members of their respective Groups to take, prior to the Closing, all actions necessary to amend all Contracts governing the Vista Outdoor Accounts so that such Vista Outdoor Accounts, if linked to any Revelyst Accounts, are de-linked from such Revelyst Accounts effective as of the Closing (or such earlier time as the Parties may agree).
(iii)    With respect to any outstanding checks issued by, or payments made by, Vista Outdoor, Revelyst or any of their respective Subsidiaries prior to the Closing, such outstanding checks shall be honored from and after the Closing by the Person or Group owning the account on which the check is drawn, without limiting the ultimate allocation of Liability for such amounts under this Agreement or any Ancillary Agreement.
(iv)    As between Vista Outdoor and Revelyst (and the members of their respective Groups), except to the extent prohibited by applicable Law or a Final Determination, all payments and reimbursements received after the Closing by either Party (or any other member of its Group) to which the other Party (or any other member of its Group) is entitled under this Agreement shall be held by such Party (or the applicable member of its Group) in trust for the use and benefit of the Person entitled thereto and, within 60 days of receipt by such Party (or the applicable member of its Group) of any such payment or reimbursement, such Party shall pay over, or shall cause the applicable member of its Group to pay over, to the other Party (or the applicable member of its Group) the amount of such payment or reimbursement without right of setoff.
(d)    Each Party shall, and shall cause its Subsidiaries to, take all necessary actions to remove each of Revelyst and Revelyst’s Subsidiaries from all Cash Management Arrangements to which it is a party, in each case prior to the close of business on the business day immediately prior to the Closing Date.
Section 2.04    Shared Contracts. (a) The Parties shall, and shall cause the members of their respective Groups to, use their respective commercially reasonable efforts to work together (and, if necessary and desirable, from the date of this Agreement until the earlier of two years after the Closing Date and such time as the formal division, partial assignment, modification or replication of such Shared Contract is effected, to work with the third party to such Shared
Contract) in an effort to divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract, such that (i) a member of the Revelyst Group is the beneficiary of the rights and is responsible for the obligations related to that portion of such Shared Contract relating to the Revelyst Business (the “Revelyst Portion”), which rights shall be a Revelyst Asset and which obligations shall be a Revelyst Liability, and (ii) a member of the Vista Outdoor Group is the beneficiary of the rights and is responsible for the obligations related to such Shared Contract not relating to the Revelyst Business (the “Vista Outdoor Portion”), which rights shall be a Vista Outdoor Asset and which obligations shall be a Vista Outdoor Liability. Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Shared Contract unless and until any necessary Consents are obtained or made, as applicable. If the Parties, or their respective Group members, as applicable, are not able to enter into an arrangement to formally divide, partially assign, modify or replicate such Shared Contract prior to the Closing as contemplated by the previous sentence, then the Parties shall, and shall cause their respective Group members to, cooperate in any reasonable and permissible arrangement to provide that, following the Closing and until the earlier of two years after the Closing Date and such time as the formal division, partial assignment, modification or replication of such Shared Contract as contemplated by the previous sentence is effected, a member of the Revelyst Group shall receive the interest in the benefits and obligations of the Revelyst Portion under such Shared Contract and a member of the

Vista Outdoor Group shall receive the interest in the benefits and obligations of the Vista Outdoor Portion under such Shared Contract, it being understood that no Party shall have Liability to the other Party for the failure of any third party to perform its obligations under any such Shared Contract.
(b)    Nothing in this Section 2.04 shall require either Party or any member of their respective Groups to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person or expend any money or take any action that would require the expenditure of money (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group entitled to the applicable Asset or intended to assume the applicable Liability, as applicable, as promptly as reasonably practicable). For the avoidance of doubt, reasonable out-of-pocket expenses and recording or similar fees shall not include any purchase price, license fee or other payment or compensation for the procurement of any asset secured to replace an Asset in the course of a Party’s obligation under Section 2.04(a).
Section 2.05    Disclaimer of Representations and Warranties. (a) Each of Vista Outdoor (on behalf of itself and each other member of the Vista Outdoor Group) and Revelyst (on behalf of itself and each other member of the Revelyst Group) understands and agrees that, except as expressly set forth in this Agreement or any other Transaction Document, no party to this Agreement, any Ancillary Agreement or any other agreement or document contemplated by this Agreement or any Ancillary Agreement is representing or warranting in any way as to any Assets or Liabilities transferred, conveyed, accepted or assumed as contemplated hereby or thereby, as to the sufficiency of such Assets or Liabilities transferred, conveyed, accepted or assumed hereby or thereby for the conduct and operations of the Vista Outdoor Business or Revelyst Business, as applicable, as to any Governmental Approvals or other Consents required in connection therewith or in connection with any past transfers of the Assets or assumptions of the Liabilities, as to the value or freedom from any Liens of, or any other matter concerning, any Assets or Liabilities of such Party, or as to the absence of any defenses or rights of setoff or freedom from counterclaim with respect to any claim or other Asset, including any accounts receivable, of any such Party, or as to the legal sufficiency of any assignment, document or instrument delivered hereunder to convey title to any Asset or thing of value upon the execution, delivery and filing hereof or thereof.
(b)    Except as may expressly be set forth herein or in any other Transaction Document, any such Assets are being transferred or conveyed on an “as is”, “where is” basis and the respective transferees shall bear the economic and legal risks that (i) any transfer or conveyance shall prove to be insufficient to vest in the transferee good and marketable title or interest, free and clear of any Lien, and (ii) any necessary Governmental Approvals or other Consents are not obtained or that any requirements of Laws or Judgments are not complied with.
Section 2.06    Closing Adjustments. (a) At least five (5) Business Days prior to the Closing Date, Vista Outdoor shall prepare and deliver to Parent a statement (the “Estimated Closing Statement”) setting forth Vista Outdoor’s good faith estimate of (i) Closing Cash (such estimate, “Estimated Closing Cash”), (ii) Closing Working Capital (such estimate, “Estimated Closing Working Capital”), (iii) Closing Debt (such estimate, “Estimated Closing Debt”), (iv) Transaction Expenses (such estimate, “Estimated Transaction Expenses”), (v) Closing Taxes

(such estimate, “Estimated Closing Taxes”), (vi) Closing Transaction Tax Deductions (such estimate, “Estimated Closing Transaction Tax Deductions”), (vii) the Closing Non-Cash Debt (such estimate, “Estimated Closing Non-Cash Debt”) and (viii) the Estimated Closing Adjustment Amount, in each case, together with reasonably detailed schedules with respect to the determination thereof to support the estimates set forth in the Estimated Closing Statement. The Estimated Closing Statement shall be prepared in accordance with the terms of this Agreement, including the Accounting Principles. The Parties agree that the purpose of preparing the Estimated Closing Statement is to estimate the amounts of Closing Cash, Closing Working Capital, Closing Debt, Transaction Expenses, Closing Taxes, Closing Transaction Tax Deductions and the Closing Adjustment Amount in accordance with the terms of this Agreement, including the Accounting Principles. Vista Outdoor shall consider in good faith and implement all reasonable comments provided by Parent to the Estimated Closing Statement (including the components thereof) at least one Business Day prior to the Closing Date.
(b)    At least five (5) Business Days prior to Vista Outdoor’s delivery of the Estimated Closing Statement, and in any event at least ten (10) Business Days prior to the Closing Date, Vista Outdoor shall prepare and deliver to Parent a good faith non-binding, advisory draft of the Estimated Closing Statement (the “Draft Estimated Closing Statement”), including reasonably detailed schedules with respect to the determination thereof to support the estimates set forth therein. In furtherance of Vista Outdoor’s preparation of the Estimated Closing Statement, Vista Outdoor shall consider in good faith all reasonable comments provided to the Draft Estimated Closing Statement by Parent at least one Business Day prior to delivery of the Estimated Closing Statement.
(c)    Within ten (10) Business Days of the date of this Agreement, Vista Outdoor shall prepare and deliver to Parent a good faith non-binding, advisory draft of the Estimated Closing Statement, including reasonably detailed schedules with respect to the determination thereof to support the estimates set forth therein (an “Advisory Estimated Closing Statement”), assuming, for purposes of creating such Advisory Estimated Closing Statement, a Reference Time of 11:59 p.m. New York City time on September 30, 2024. Within ten (10) Business Days following October 31, 2024, Vista Outdoor shall prepare and deliver to Parent, an Advisory Estimated Closing Statement assuming, for purposes of creating such Advisory Estimated Closing Statement, a Reference Time of 11:59 p.m. New York City time on October 31, 2024. In furtherance of Vista Outdoor’s preparation of the Draft Estimated Closing Statement and the Estimated Closing Statement, Vista Outdoor shall consider in good faith all reasonable comments provided to the Advisory Estimated Closing Statements by Parent at least one (1) Business Day prior to delivery of the Draft Estimated Closing Statement.
(d)    As promptly as practicable, and in any event within the later of (x) thirty (30) days following the Closing Date and (y) five (5) Business Days prior to the consummation of the Revelyst Merger (if such merger is consummated) (the later of (x) and (y), the “Closing Statement Deadline”), Vista Outdoor and Revelyst shall cooperate in good faith and jointly prepare a statement (the “Closing Statement”) setting forth their joint good faith calculation of (i) Closing Cash, (ii) Closing Working Capital, (iii) Closing Debt, (iv) Transaction Expenses, (v) Closing Taxes, (vi) Closing Transaction Tax Deductions and (vii) the Closing Adjustment Amount, in each case, together with reasonably detailed schedules with respect to the determination thereof to support the calculations set forth in the Closing Statement. The Closing Statement shall be prepared in accordance with the terms of this Agreement, including the

Accounting Principles. The Parties agree that the purpose of preparing the Closing Statement is to measure and determine the amount of Closing Cash, Closing Working Capital, Closing Debt, Transaction Expenses, Closing Taxes, Closing Transaction Tax Deductions and the Closing Adjustment Amount in accordance with the terms of this Agreement, including the Accounting Principles. Each of Vista Outdoor and Revelyst shall execute the Closing Statement to certify the calculations set forth therein and upon such certification the Closing Statement shall become final and binding upon the Parties; provided, that, notwithstanding anything to the contrary in this Agreement, in the event that Vista Outdoor and Revelyst do not agree upon and execute the Closing Statement by the Closing Statement Deadline, then the Estimated Closing Statement shall be deemed to be the Closing Statement for all purposes under this Agreement and neither Party nor their respective Affiliates shall have any further obligation pursuant to this Section 2.06.
(e)    In connection with the preparation of the Closing Statement, Vista Outdoor shall, subject to reasonable advance written request (email being sufficient), provide Revelyst and its Representatives with reasonable access during normal business hours, and in such a manner as to not interfere with the normal operations of Vista Outdoor and each other member of the Vista Outdoor Group, to the Records and relevant advisors (subject to the execution of any required customary access letters), personnel and properties of Vista Outdoor and each other member of the Vista Outdoor Group to the extent reasonably relevant to the preparation of the Closing Statement; provided that Revelyst shall, and shall cause its Representatives to, keep any nonpublic information shared with it confidential.
(f)    Within three (3) Business Days after the Closing Statement becomes final and binding upon the Parties in accordance with this Section 2.06, if the Closing Adjustment Amount is:
(i)    greater than the Estimated Closing Adjustment Amount, then Vista Outdoor shall pay Revelyst an amount of cash equal to such difference;

(ii)    less than the Estimated Closing Adjustment Amount, then Revelyst shall pay Vista Outdoor an amount of cash equal to such difference; or
(iii)    equal to the Estimated Closing Adjustment Amount, then neither Party shall have any obligation to make a payment to the other Party in respect thereof.
(g)    Each Party acknowledges that the agreements contained in this Section 2.06 are an integral part of the Transactions, and that, without these agreements, the other Party would not have entered into this Agreement and each other Transaction Document to which it is a party. Accordingly, if a Party fails to promptly pay any amount due pursuant to this Section 2.06 (such Party, the “Defaulting Party”), and, in order to obtain payment of such amount, the other Party commences a legal action which results in an order against the Defaulting Party for such amount, or any portion thereof, the Defaulting Party shall pay to the other Party such other Party’s out-of-pocket, reasonable and documented costs and expenses (including attorneys’ fees) incurred in connection with such legal action, together with interest on such due and unpaid amounts pursuant to this Section 2.06 at a rate equal to (i) the prime rate as published in The Wall Street Journal in effect on the date such amount was required to be paid plus (ii) 2% through the date such payment was actually received.

(h)    Vista Outdoor agrees that, from the Closing Date through the date that the Closing Adjustment Amount is finally determined in accordance with this Section 2.06, it shall not, and shall cause each other member of the Vista Outdoor Group not to, take any action with respect to any accounting books, records, policies or procedures on which the Closing Statement is based that would impede or delay the final determination of the Closing Adjustment Amount.
(i)    Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Vista Outdoor or Revelyst, the process set forth in this Section 2.06 shall be the sole and exclusive remedy between the Parties for any disputes related to the items required to be included or reflected in the calculation of Closing Cash, Closing Working Capital, Closing Debt, Transaction Expenses, Closing Taxes, Closing Transaction Tax Deductions and the Closing Adjustment Amount.
(j)    Without the prior written consent of Olibre Parent, none of the time periods set forth in this Section 2.06 shall be extended or waived by any Party. For the avoidance of doubt, from and after the closing of the Revelyst Merger, neither Olibre Parent, Revelyst nor any of their respective Subsidiaries shall have any obligation with respect to this Section 2.06. Each Party agrees that Olibre Parent is a third party beneficiary of this Section 2.06(j).
(k)    For the purposes of this Agreement:
(i)    “Accounting Principles” means the judgments, accounting methodologies, policies, principles, practices, procedures and conventions set forth on Schedule 2.06(k)(i).
(ii)    “Cash” means, with respect to any Person, the aggregate amount of all cash, cash equivalents, bank deposits and marketable securities, whether denominated in United States dollars or otherwise, held by such Person, including all uncleared checks, drafts, transfers or wires received by such Person but not yet cleared, but net of all checks, drafts, transfers or wires issued by such Person but not yet cleared; provided that “Cash” shall exclude any cash or cash equivalent that is not immediately available for use because it is subject to legal, regulatory, contractual or other restrictions on transfer (including (A) amounts held to collateralize outstanding letters of credit, bank guarantees, surety bonds, performance bonds and other similar contractual obligations and (B) amounts held as security deposits, in the case of each of clauses (A) and (B), unless such amounts are included in the calculation of Closing Debt or Transaction Expenses).

(iii)    “Closing Adjustment Amount” means (A) Closing Cash plus (B) Closing Working Capital minus Target Working Capital (which amount may be positive or negative) minus (C) Closing Debt minus (D) Transaction Expenses minus (E) Closing Taxes plus (F) Closing Transaction Tax Deductions.
(iv)    “Closing Cash” means, as of the Reference Time, the aggregate balance of Cash held by Vista Outdoor and each other member of the Vista Outdoor Group, determined in accordance with the Accounting Principles.

(v)    “Closing Debt” means, as of the Reference Time, the aggregate amount, without duplication, of Debt of Vista Outdoor and each other member of the Vista Outdoor Group, determined in accordance with the Accounting Principles, but excluding any amounts included in the calculation of Closing Taxes. For purposes of this Agreement, the Closing Debt attributable to clauses (E), (F) and (K)(2) in the definition of Debt shall be referred to as “Closing Non-Cash Debt”.
(vi)    “Closing Income Taxes” means the amount (which shall not be less than zero) of all unpaid Income Taxes of Vista Outdoor and its Subsidiaries for any Pre-Closing Tax Period for which a Tax Return has not yet been filed as of the Closing Date by reason of such Tax Return not being yet due (whether or not such Taxes are due and payable as of the Closing Date). “Closing Income Taxes” shall be calculated (A) as of the end of the Closing Date, (B) in a manner consistent with the past practices of Vista Outdoor or the applicable Subsidiary to the extent such past practices are supported at a “more likely than not” or higher level of comfort, (C) except as otherwise provided in this definition, by disregarding any deferred Income Tax assets or liabilities, (D) taking into account all Transaction Tax Deductions deductible by Vista Outdoor and its Subsidiaries in a Pre-Closing Tax Period under applicable Law, (E) by disregarding any transactions, actions or elections entered into by members of the Vista Outdoor Group outside the ordinary course of business on the Closing Date after the Closing and not (x) otherwise contemplated by this Agreement or the Merger Agreement, (y) required by applicable Law or by a Contract entered into by a member of the Vista Outdoor Group prior to the Closing or (z) approved in writing by Revelyst and (F) taking into account any “global intangible low-taxed income” within the meaning of Section 951A of the Code and “subpart F income” within the meaning of Section 952 of the Code of any “controlled foreign corporations” for taxable years (or portions thereof) ending on or before the Closing Date but excluding such income for any taxable years of any “controlled foreign corporations” included in the Revelyst Group that do not end on the Closing Date. Except as expressly provided to the contrary in the foregoing sentence, in the case of any Straddle Period, “Closing Income Taxes” shall include an amount of Income Taxes allocable to the portion of the Straddle Period ending on and including the Closing Date, as determined applying the conventions set forth in Section 4.07. Notwithstanding the foregoing, and for the avoidance of doubt, “Closing Income Taxes” shall not include any Income Taxes payable after the Closing Date solely by any member of the Revelyst Group that remain unpaid after the Closing Date.
(vii)    “Closing Taxes” means an amount equal to (A) Closing Income Taxes plus (B) Closing Transaction Taxes, provided that “Closing Taxes” shall be calculated in accordance with the Intended Tax Treatment.
(viii)    “Closing Transaction Tax Deductions” means an amount equal to (A) the amount of Transaction Tax Deductions that are not included in the calculation of Closing Income Taxes and that are deductible by any member of the Vista Outdoor Group multiplied by (B) 25%.
(ix)    “Closing Transaction Taxes” means, without duplication of any amounts taken into account in Closing Income Taxes, the amount of Transaction Taxes. Notwithstanding the foregoing, and for the avoidance of doubt, “Closing Transaction

Taxes” shall not include any Taxes payable after the Closing Date solely by any member of the Revelyst Group that remain unpaid after the Closing Date.
(x)    “Closing Working Capital” means, as of the Reference Time, (A) all Vista Outdoor Assets constituting “current” or other assets (which shall include current assets for Taxes), in each case, as set forth in the applicable line items to be determined in accordance with the Accounting Principles minus (B) all Vista Outdoor Liabilities constituting “current” or other liabilities (which, for purposes of this definition of “Closing Working Capital” and notwithstanding anything in this Agreement to the contrary, shall include current liabilities for Taxes), in each case as set forth in the applicable line items to be determined in accordance with the Accounting Principles but, in the case of each of clauses (A) and (B), excluding all items with respect to (1) any assets for Income Taxes or Transaction Taxes, (2) Cash, (3) any liabilities for Income Taxes or Transaction Taxes, (4) any Debt or (5) any deferred Tax assets or deferred Tax liabilities, in each of the foregoing cases, determined in accordance with the Accounting Principles.
(xi)    “Debt” means, with respect to any Person, at any date of determination, without duplication and regardless of the maturity or when due and payable (A) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person (other than extensions of trade credit to customers of such Person and its Subsidiaries in the ordinary course of business consistent with past practice), (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (C) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (D) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (E) all guarantees and arrangements having the economic effect of a guarantee, direct or indirect, in any manner, by such Person of any Debt of any other Person, (F) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (G) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (H) letters of credit, bank guarantees, surety bonds, performance bonds and other similar contractual obligations entered into by or on behalf of such Person, to the extent drawn, (I) all interest, overdraft fees, premiums, penalties, breakage costs (including on interest rate swaps and any other hedging obligations (including foreign currency or exchange contracts)) and fees (including any termination fees) related to any of the foregoing, (J) all obligations for the deferred purchase price of property, business, assets, securities, goods or services and (K) (1) any outstanding and unpaid severance in respect of any employee terminated prior to the Closing, including, solely to the extent payable upon termination of the relevant employment, any earned but unused vacation, sick leave or other applicable paid time-off benefits, but excluding any severance costs incurred as a result of a termination of employment at the direction or request of Parent, (2) all obligations with respect to unfunded or underfunded deferred compensation or defined benefit pension plans and (3) any earned but unpaid bonuses or commissions as of the Closing and amounts payable pursuant to Section 6.15(c) of the Merger Agreement as a Pre-Closing Bonus, in the case of each of clauses (1), (2) and (3), together with the employer portion of any applicable Taxes payable with respect thereto and solely to the extent not a Revelyst Employee Liability (as defined in the Employee Matters Agreement).
(xii)    “Estimated Closing Adjustment Amount” means (A) Estimated Closing Cash plus (B) Estimated Closing Working Capital minus Target Working Capital (which amount may be positive or negative) minus (C) Estimated Closing Debt minus (D) Estimated Transaction Expenses minus (E) Estimated Closing Taxes plus (F) Estimated Closing Transaction Tax Deductions.
(xiii)    “Independent Expert” means KPMG LLP or, if such Person is (i) not independent at the time of such appointment or (ii) unable or unwilling to serve, another internationally recognized independent public accounting firm agreed upon by Vista Outdoor and Revelyst in writing.
(xiv)    “Reference Time” means 11:59 p.m. New York City time on the day immediately preceding the Closing Date.
(xv)    “Target Working Capital” means $382,571,901.64.
(xvi)    “Transaction Expenses” means, without duplication, the aggregate amount of (A) all third party fees, costs and expenses payable by Vista Outdoor or any other member of the Vista Outdoor Group in connection with the negotiation of the Transaction Documents or the consummation of the Transactions (including those that become due or payable at or after the Closing pursuant to Contracts in effect at or prior to the Closing), any alternatives to the Transactions and any processes in connection thereto, in each case that have been incurred or established at or prior to the Closing and that remain unpaid as of the Closing, including any fees, costs and other expenses of any broker, investment banker or financial advisor, attorneys, accountants and other consultants and advisors of Vista Outdoor or any other member of the Vista Outdoor Group in connection with the negotiation of the Transaction Documents or the consummation of the Transactions, (B) any “single trigger” or similar change of control, bonus, retention or other payments (including payments in respect of any Vista Outdoor Equity Awards as set forth in Sections 2.04(a), 2.04(b), 2.04(c) and 2.04(d) of the Merger Agreement) that are or become payable by the Vista Outdoor Group to any current or former employee, officer, director or other individual service provider of Vista Outdoor or the Vista Outdoor Group as a result of the Transactions, together with the employer portion of any applicable Taxes due with respect to such payments (or due as a result of the accelerated vesting or settlement thereof), in each case of this clause (B), excluding any payments made pursuant to an offer letter or other agreement or arrangement adopted or entered into by Parent (or by a member of the Vista Outdoor Group prior to the Closing at the written direction of Parent), whether prior to, on or following the date of this Agreement and (C) all out-of-pocket fees, costs and expenses (other than Taxes) of the Vista Outdoor Group to settle, repay, capitalize, terminate or cancel any of the Intercompany Accounts and Intercompany Agreements in accordance with Section 2.03, but in each case excluding (I) any fees, costs or expenses incurred by Parent, Merger Sub, the Guarantors or the Equity Financing Sources in connection with the Transactions whether or not billed or accrued (including any fees, costs and expenses of any broker, investment banker or financial advisor, attorneys, accountants and other consultants and advisors retained by or on their behalf), (II) any amounts included in the calculation of Closing Debt, Closing

Taxes or Closing Working Capital or (III) any fees, costs or expenses incurred after the Closing (other than those that become due or payable at or after the Closing pursuant to Contracts in effect at or prior to the Closing).
Section 2.07    Earn-Out.
(a)    Payment and Definitions.
(i)    Subject to the provisions of this Section 2.07, if the Revelyst FY28 EBITDA exceeds $200,000,000 (the “Earn-Out Threshold”), then Revelyst shall pay, or shall cause to be paid, to Vista Outdoor (or its designee), by wire transfer of immediately available funds to bank account(s) designated in writing by Vista Outdoor, an amount equal to $25,000,000 (the “Earn-Out Payment”) in accordance with Section 2.07(b)(v). If the Revelyst FY28 EBITDA is equal to or less than the Earn-Out Threshold, no Earn-Out Payment shall be required pursuant to this Section 2.07.
(ii)    “Revelyst FY28 EBITDA” shall mean the consolidated net income of Revelyst and its Subsidiaries before taking into account adjustments for interest, tax, depreciation and amortization, calculated using the values set forth in Revelyst’s audited consolidated financial statements for the fiscal year ending on ending March 31, 2028 (the “Revelyst FY28 Financial Statements”).

(b)    Revelyst FY28 Financial Statements.

(i)    Not later than thirty (30) days after the Revelyst FY28 Financial Statement are completed, Revelyst shall deliver to Vista Outdoor a calculation of the Revelyst FY28 EBITDA (the “Revelyst EBITDA Statement”), including (x) calculation of the amount of the Earn-Out Payment and (y) a copy of the Revelyst FY28 Financial Statements. The Parties agree that the purpose of preparing the Revelyst EBITDA Statement is to measure and determine the amount of Revelyst FY28 EBITDA in accordance with the terms of this Agreement. Vista Outdoor may provide Revelyst with written notice of its disagreement with such Revelyst EBITDA Statement (such notice, a “Revelyst EBITDA Notice of Disagreement”) within thirty (30) days after delivery of the Revelyst EBITDA Statement to Vista Outdoor. The Revelyst EBITDA Notice of Disagreement, if any, shall specify in reasonable detail (based on the information comprising the Revelyst EBITDA Statement) the nature, item and amount of any disagreement so asserted. Any item or amount that Vista Outdoor does not dispute in the Revelyst EBITDA Notice of Disagreement within such 30-day period will be final, binding and conclusive for all purposes under this Agreement. If a timely Revelyst EBITDA Notice of Disagreement is not received by Revelyst within thirty (30) days after delivery of the Revelyst EBITDA Statement, then the Revelyst EBITDA Statement shall become final and binding upon the Parties. If a Revelyst EBITDA Notice of Disagreement is received by Revelyst, then the Revelyst EBITDA Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which Vista Outdoor and Revelyst resolve in writing any differences they have with respect to the matters specified in such Revelyst EBITDA Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 2.07. Following the delivery of a Revelyst EBITDA Notice of Disagreement, for a period of fifteen (15) days, Vista Outdoor and Revelyst shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Revelyst EBITDA Notice of Disagreement. At the end of such 15-day period, Vista Outdoor and Revelyst shall, unless agreed by Vista Outdoor and Revelyst in writing otherwise, submit to the Independent Expert for review any and all matters that remain in dispute and were included in the Revelyst EBITDA Notice of Disagreement. Vista Outdoor and Revelyst shall instruct the Independent Expert to render its decision as to the disputed items and the effect of its decision on the Revelyst EBITDA Notice of Disagreement as promptly as practicable but in no event later than thirty (30) days after the date of such submission. Each of Vista Outdoor and Revelyst shall furnish (subject to the execution of any required customary access letters) to the Independent Expert and to one another, such working papers and other relevant documents and information reasonably relating to the disputed items, and shall provide interviews and answer questions, as the Independent Expert may reasonably request in connection with its determination of such disputed items. In the event Vista Outdoor or Revelyst shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, both Vista Outdoor and Revelyst shall be entitled to participate in such teleconferences, meetings or presentations. The terms of appointment and engagement of the Independent Expert shall be as agreed upon between Vista Outdoor and Revelyst in writing and such terms shall obligate the Independent Expert to keep any nonpublic information shared with it confidential and not to disclose such information without approval from Vista Outdoor and Revelyst.

(ii)    In resolving any disputed item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to whether matters specifically set forth in the Revelyst EBITDA Notice of Disagreement as a disputed item, other than matters thereafter resolved by mutual written agreement of Vista Outdoor and Revelyst pursuant to Section 2.07(b)(i), were determined in accordance with the terms of this Agreement, (iii) shall not assign a value to any disputed item greater than the greatest value for such item, or less than the smallest value for such item, claimed in the Revelyst EBITDA Statement or in the Revelyst EBITDA Notice of Disagreement, (iv) shall make its determination based solely on written materials and oral communications made available to the Independent Expert in accordance with Section 2.07 (i.e., not on independent review) and (v) shall not consider any proposals related to settlement of any disputed items made by Vista Outdoor or Revelyst during their negotiations prior to submitting any disputed items to the Independent Expert. The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Revelyst EBITDA Statement or the Revelyst EBITDA Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to the accuracy of any representation or warranty in this Agreement or any other Transaction Document or (C) any determination as to compliance by either Party of any of its respective covenants in this Agreement or any other Transaction Document. Any dispute not within the scope of disputes to be resolved by the Independent Expert pursuant to this Section 2.07 shall be resolved as otherwise provided in this Agreement. Any determination by the Independent Expert, and any work or analyses performed by the Independent Expert, may not be offered as evidence of a breach of this Agreement (other than a breach of this Section 2.07) in any Action between the Parties.
(iii)    The final determination by the Independent Expert of each matter submitted to it in accordance with Section 2.07 shall (i) be in writing, (ii) include the Independent Expert’s calculation of Revelyst FY28 EBITDA, (iii) include the Independent Expert’s determination of each disputed item submitted to it in accordance with Section 2.07, (iv) include a brief summary of the Independent Expert’s reason for its determination of each disputed item and (v) include a determination of the apportionment of the Independent Expert’s fees and expenses as between Vista Outdoor, on the one hand, and Revelyst, on the other hand, in accordance with the provisions of Section 2.07(b)(iv).
(iv)    The resolution of disputed items by the Independent Expert shall be final and binding (other than in the case of fraud or manifest error) and an order may be entered in respect thereof by a court having jurisdiction over the Party against which such determination is to be enforced. The fees and expenses of the Independent Expert pursuant to this Section 2.07(b)(iv) shall be allocated between Vista Outdoor, on the one hand, and Revelyst, on the other hand, in inverse proportion as they may prevail on the final amount of the adjustment of the disputed items submitted to the Independent Expert. For example, in the event that Vista Outdoor asserts that the calculation of Revelyst FY28 EBITDA should have been 10% lower than the amount set forth in the Revelyst EBITDA Statement, and the Independent Expert determines that the final amount of Revelyst FY28 EBITDA is 7% lower than the amount set forth in the Revelyst EBITDA Statement, then 70% of the fees and expenses of the Independent Expert shall be paid by Revelyst and 30% of the fees and expenses of the Independent Expert shall be paid by Vista Outdoor.
(v)    If the Earn-Out Payment is owing, Revelyst shall pay (or cause to be paid) to Vista Outdoor an amount equal to the Earn-Out Payment in accordance with Section 2.07(b)(i) within five (5) Business Days following the final resolution of the amount of Revelyst FY28 EBITDA in accordance with this Section 2.07.

(c)    Acknowledgements.

(i)    Notwithstanding anything in the contrary in this Section 2.07, the obligation of Revelyst to pay the Earn-Out Payment shall be conditioned upon the consummation of both the Merger and the Revelyst Merger. In the event that the Merger and the Revelyst Merger are not consummated and either the Merger Agreement or the Revelyst Merger Agreement is terminated, then Revelyst shall have no further obligation pursuant to this Section 2.07.

(ii)    Vista Outdoor understands and acknowledges that, from and after the closing of the Revelyst Merger Agreement, control of all business decisions of the Revelyst Group shall be conducted in accordance with the directions of Olibre Parent, that Olibre Parent may operate the Revelyst Group in the manner it deems reasonably appropriate in its business judgment and neither Olibre Parent, Revelyst or any other member of the Revelyst Group shall have any obligation to operate the Revelyst Group in order to achieve any Earn-Out Payment or to maximize the amount of any Earn-Out Payment; provided, however, notwithstanding the foregoing (A) Olibre Parent shall cause the Revelyst Group to maintain the books and records of the Revelyst Group necessary for the calculation of Revelyst FY28 EBITDA; (B) Olibre Parent shall not take any intentional action in bad faith that would have the purpose of reducing the amount of Revelyst FY28 EBITDA (including any such action that would so impact the determination or calculation of the same); (C) divert to any Affiliate of Olibre Parent any revenue producing activities or business in bad faith in a manner that is intended to avoid or reduce the amount of Revelyst FY28 EBITDA; and (D) Olibre Parent shall cause the Revelyst Group to produce the applicable Revelyst FY28 Financial Statements in a timely manner in accordance with its customary past practice.

(iii)    Revelyst makes no representations or warranties regarding the Revelyst FY28 EBITDA, the ability of Revelyst or its Subsidiaries to meet any forecast or projection of Revelyst FY28 EBITDA or whether the Earn-Out Payment will be earned hereunder.

(d)    Sale; Acquisitions; Divestitures.
(i)    If, prior to the determination and payment of the Earn-Out Payment (if any), all or substantially all of the assets of the Revelyst Group are sold or transferred to any Person, then Olibre Parent will provide or cause to be provided in the agreements governing such transaction that such third-party shall assume and agree to perform Revelyst’s obligations under this Section 2.07, including without limitation those set out in Section 2.07(c)(ii) and shall commit to implementing reasonable procedures to permit the Revelyst FY28 EBITDA to be tracked and determined in a manner this is consistent with the procedures and policies in place for such purposes immediately prior to such sale or transfer.

(ii)    To the extent that, after the date hereof, Revelyst or any member of the Revelyst Group acquires another business or entity or disposes of any business or entity outside of the ordinary course of businesses (in each case, whether by merger, stock purchase, asset purchase or otherwise), then the Revelyst FY28 EBITDA shall be determined in a manner that does not take into consideration the financial results of such acquired businesses or entity or the impact of the disposal of such entity or business on the Revelyst FY28 EBITDA so that the Revelyst FY28 EBITDA is determined based on the businesses of the Revelyst Group as of the date hereof; provided, however, that, in the case of a disposal of any business or entity outside of the ordinary course of businesses (whether by merger, stock purchase, asset purchase or otherwise), the amount of earnings before interest, taxes, depreciation and amortization attributable to such business or entity in the audited financial statements of Revelyst for the most recent fiscal year ending prior to such disposal shall be added to the Revelyst FY28 EBITDA (or deducted if such amount was negative).
ARTICLE III
Credit Support
Section 3.01    Replacement of Vista Outdoor Credit Support. (a) Revelyst shall use commercially reasonable efforts to arrange, at its sole cost and expense and effective at or prior to the Closing, the termination or replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support (“Credit Support Instruments”) provided by, through or on behalf of Vista Outdoor or any other member of the Vista Outdoor Group for the benefit of Revelyst or any other member of the Revelyst Group (the “Vista Outdoor Credit Support Instruments”), other than any of the Vista Outdoor Credit Support Instruments set forth on Schedule 3.01(a) (the “Surviving Vista Outdoor Credit Support Instruments”), with alternate arrangements that do not require any credit support from Vista Outdoor or any other member of the Vista Outdoor Group, and shall use commercially reasonable efforts to obtain from the beneficiaries of such Vista Outdoor Credit Support Instruments written releases (which in the case of a letter of credit or bank guarantee would be effective upon surrender of the original Vista Outdoor Credit Support Instrument to the originating bank and such bank’s confirmation in writing to Vista Outdoor of the cancelation thereof) indicating that Vista Outdoor or such other member of the Vista Outdoor Group will, effective upon the Closing, have no liability with respect to such Vista Outdoor Credit Support Instruments, in each case reasonably satisfactory to Vista Outdoor.
(b)If Revelyst is unable to obtain, or to cause to be obtained, the termination or replacement of, and corresponding release of Vista Outdoor or such other members of the Vista Outdoor Group from, any Vista Outdoor Credit Support Instrument pursuant to Section 3.01(a) at or prior to the Closing, (i) without limiting Revelyst’s obligations under Article V, Revelyst shall, and shall cause the relevant member of the Revelyst Group that has assumed the Liability with respect to such Vista Outdoor Credit Support Instrument to, indemnify and hold harmless the member of the Vista Outdoor Group that is the guarantor or obligor under such Visa Outdoor Credit Support Instrument for any Liability arising out of, resulting from or relating thereto in accordance with the provisions of Article V and shall, or shall cause one of its Subsidiaries to, as agent or subcontractor for such guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder, (ii) if such Vista Outdoor Credit Support Instrument is in the form of a letter of credit or bank guarantee, Revelyst shall provide Vista Outdoor with a letter of credit or guarantee, in each case issued by a bank reasonably acceptable to Vista Outdoor, against losses arising from such Vista Outdoor Credit Support Instrument or, if Vista Outdoor agrees in writing, cash collateralize the full amount of such Vista Outdoor Credit Support Instrument and (iii) with respect to such Vista Outdoor Credit Support Instrument, each Party, on behalf of itself and the members of its Group, agrees, except as otherwise expressly required by the terms of a Contract with a third party in effect as of the Closing, not to renew or extend the term of, increase its obligations under or transfer to a third party any loan, guarantee, lease, sublease, license, Contract or other obligation for which the other Party or any member of the other Party’s Group is or may be liable under such Vista Outdoor Credit Support Instrument unless all obligations of the other Party and the other members of the other Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to the other Party. With respect to all Surviving Vista Outdoor Credit Support Instruments, Revelyst shall take the actions set forth in the provisions of clauses (i), (ii) and (iii) of the foregoing sentence.
Section 3.02    Replacement of Revelyst Credit Support. (a) Vista Outdoor shall use commercially reasonable efforts to arrange, at its sole cost and expense and effective at or prior to the Closing, the termination or replacement of all Credit Support Instruments provided by, through or on behalf of Revelyst or any other member of the Revelyst Group for the benefit of Vista Outdoor or any other member of the Vista Outdoor Group (the “Revelyst Credit Support Instruments”) with alternate arrangements that do not require any credit support from Revelyst or any other member of the Revelyst Group, and shall use commercially reasonable efforts to obtain from the beneficiaries of such Revelyst Credit Support Instruments written releases (which in the case of a letter of credit or bank guarantee would be effective upon surrender of the original Revelyst Credit Support Instrument to the originating bank and such bank’s confirmation in writing to Revelyst of the cancelation thereof) indicating that Revelyst or such other member of the Revelyst Group will, effective upon the Closing, have no liability with respect to such Revelyst Credit Support Instruments, in each case reasonably satisfactory to Revelyst.
(b)    If Vista Outdoor is unable to obtain, or to cause to be obtained, the termination or replacement of, and corresponding release of Revelyst or such other members of the Revelyst Group from, any Revelyst Credit Support Instrument pursuant to Section 3.02(a) at or prior to the Closing, (i) without limiting Vista Outdoor’s obligations under Article V, Vista Outdoor shall, and shall cause the relevant member of the Vista Outdoor Group that has assumed the Liability with respect to such Revelyst Credit Support Instrument to, indemnify and hold harmless the member of the Revelyst Group that is the guarantor or obligor under such Revelyst Credit Support Instrument for any Liability arising out of, resulting from or relating thereto in accordance with the provisions of Article V and shall, or shall cause one of its Subsidiaries to, as agent or subcontractor for such guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder, (ii) if such Revelyst Credit Support Instrument is in the form of a letter of credit or bank guarantee, Vista Outdoor shall provide Revelyst with a letter of credit or guarantee, in each case issued by a bank reasonably acceptable to Revelyst, against losses arising from such Revelyst Credit Support Instrument or, if Revelyst agrees in writing, cash collateralize the full amount of such Revelyst Credit Support Instrument and (iii) with respect to such Revelyst Credit Support Instrument, each Party, on behalf of itself and the members of its Group, agrees, except as otherwise expressly required by the terms of a Contract with a third party in effect as of the Closing, not to renew or extend the term of, increase its obligations under or transfer to a third party any loan, guarantee, lease, sublease, license, Contract or other obligation for which the other Party or any member of the other Party’s Group is or may be liable under such Revelyst Credit Support Instrument unless all obligations of the other Party and the other members of the other Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to the other Party.
ARTICLE IV
Taxes
Section 4.01    Tax Indemnification.
(a)    Revelyst shall indemnify, defend and hold harmless Vista Outdoor and each other member of the Vista Outdoor Group from and against any and all Liabilities of Vista Outdoor and such other members of the Vista Outdoor Group relating to, arising out of or resulting from, or constituting, any Revelyst Taxes.
(b)    Vista Outdoor shall indemnify, defend and hold harmless Revelyst and each other member of the Revelyst Group from and against any and all Liabilities of Revelyst and such other members of the Revelyst Group relating to, arising out of or resulting from, or constituting, any Vista Outdoor Taxes.

(c)    If either Party (the “Tax Indemnified Party”) determines that it has the right to receive an indemnification payment from the other Party (the “Tax Indemnifying Party”) pursuant to this Section 4.01(a), then the Tax Indemnified Party shall provide the Tax Indemnifying Party with a written notice that includes its calculation of the amount of such indemnification payment. Such notice shall provide such detail as is reasonably necessary to permit the Tax Indemnifying Party to understand the calculation of the indemnification payment. Subject to the dispute resolution procedures set forth in Section 4.04, the Tax Indemnifying Party shall make the indemnification payment to the Tax Indemnified Party within ten (10) days after receipt of such notice by the Tax Indemnifying Party.
(d)    Calculation of Pre-Closing Taxes. Revelyst Pre-Closing Taxes of a member of the Vista Outdoor Group or a member of the Revelyst Group shall be calculated (a) as if such member, as applicable, were a standalone taxpayer (or standalone group in the case of Taxes that are determined on a consolidated or combined group basis) that only owns the Revelyst Assets and Revelyst Liabilities and conducts the operations of the Revelyst Business and (b) in the case of Income Taxes, by taking into account an amount of the Shared Pre-Closing Deductions equal to the product of (A) the amount of such Shared Pre-Closing Deductions multiplied by (B) the Revelyst Sharing Percentage. Vista Outdoor Pre-Closing Taxes of a member of the Vista Outdoor Group or a member of the Revelyst Group shall be calculated (a) as if such member, as applicable, were a standalone taxpayer (or standalone group in the case of Taxes that are determined on a consolidated or combined group basis) that only owns the Vista Outdoor Assets and Vista Outdoor Liabilities and conducts the operations of the Vista Outdoor Business and (b) in the case of Income Taxes, by taking into account an amount of the Shared Pre-Closing Deductions equal to the product of (A) the amount of such Shared Pre-Closing Deductions multiplied by (B) the Vista Outdoor Sharing Percentage.
Section 4.02    Tax Returns.
(a)    Vista Outdoor shall, at its expense, prepare, or cause to be prepared, all Tax Returns that are required to be filed after the Closing Date for any Pre-Closing Tax Period or Straddle Period with respect to Vista Outdoor or any of its Subsidiaries (including, for the avoidance of doubt, any Tax Returns that include members of the Revelyst Group) other than Revelyst Tax Returns (such Tax Returns, “Vista Outdoor Prepared Returns”). To the extent that a Vista Outdoor Prepared Return relates to Revelyst Taxes, Vista Outdoor shall provide Revelyst with a draft of any such Vista Outdoor Prepared Return for review and comment (i) in the case of such Tax Return for Income Taxes at least thirty (30) days prior to the due date thereof taking into account any valid extensions (or, in the case of any Vista Outdoor Prepared Return that is due less than thirty (30) days after the Closing Date, as soon as reasonably practicable) and (ii) in the case of any other such Tax Return as soon as reasonably practicable prior to the filing deadline for such Tax Return, taking into account any valid extensions. Vista Outdoor shall revise such Vista Outdoor Prepared Return to reflect reasonable comments of Revelyst provided at least ten (10) days prior to the due date thereof (taking into account any valid extensions) to the extent such comments are consistent with the Agreed Tax Principles. The applicable Party required by Law to file such Vista Outdoor Prepared Returns shall timely file any such Vista Outdoor Prepared Returns. At least three (3) days prior to the filing of any Vista Outdoor Prepared Return, (i) if a member of the Vista Outdoor Group is the filing party, Revelyst shall pay to Vista Outdoor an amount equal to the amount of Revelyst Taxes due with respect to such

Vista Outdoor Prepared Return and (ii) if a member of the Revelyst Group is the filing party, Vista Outdoor shall pay to Revelyst an amount equal to the amount of Vista Outdoor Taxes due with respect to such Vista Outdoor Prepared Return.
(b)    Revelyst shall, at its expense, prepare, or cause to be prepared, all Tax Returns that are required to be filed after the Closing Date for any Pre-Closing Tax Period or Straddle Period with respect to Revelyst or any of its Subsidiaries other than any Vista Outdoor Prepared Returns (such Tax Returns, “Revelyst Prepared Returns” and together with the Vista Outdoor Prepared Returns, “Pre-Closing Tax Returns”). To the extent that a Revelyst Prepared Return relates to Vista Outdoor Taxes, Revelyst shall provide Vista Outdoor a draft of any Revelyst Prepared Return for its review and comment (i) in the case of such Tax Return for Income Taxes at least thirty (30) days prior to the due date thereof taking into account any valid extensions (or, in the case of any Revelyst Prepared Return that is due less than thirty (30) days after the Closing Date, as soon as reasonably practicable) and (ii) in the case of any other such Tax Return as soon as reasonably practicable prior to the filing deadline for such Tax Return, taking into account any valid extensions. Revelyst shall revise such Revelyst Prepared Return to reflect reasonable comments of Vista Outdoor provided at least ten (10) days prior to the due date thereof (taking into account any valid extensions) to the extent such comments are consistent with the Agreed Tax Principles. The applicable Party required by Law to file such Revelyst Prepared Returns shall timely file any such Revelyst Prepared Returns. At least three (3) days prior to the filing of any Revelyst Prepared Return, (i) if a member of the Revelyst Group is the filing party, Vista Outdoor shall pay to Revelyst an amount equal to the amount of Vista Outdoor Taxes due with respect to such Revelyst Prepared Return and (ii) if a member of the Vista Outdoor Group is the filing party, Revelyst shall pay to Vista Outdoor an amount equal to the amount of Revelyst Taxes due with respect to such Revelyst Prepared Return.
(c)    The Parties shall prepare (or cause to be prepared) all Pre-Closing Tax Returns (i) in a manner consistent with (A) the past practice of Vista Outdoor, Revelyst or the applicable Subsidiary to the extent such past practices are supportable at a “more likely than not” or higher level of comfort and (B) the Intended Tax Treatment and (ii) treating Transaction Tax Deductions as accruing immediately before the Closing to the extent such accrual is supportable at a “more likely than not” or higher level of comfort (clauses (i) and (ii), the “Agreed Tax Principles”); provided that, if the Party reviewing the Tax Return objects to whether a position is supportable at a “more likely than not” or higher level of comfort, the Party preparing the Tax Return shall provide confirmation from an internationally recognized public accounting firm or a nationally recognized law firm that such position is supportable at a “more likely than not” or higher level of comfort. Notwithstanding anything in this Section 4.02 or Section 4.04 to the contrary, the applicable Party required (or whose Affiliate is required) by Law to file any Revelyst Prepared Return or Vista Outdoor Prepared Return shall be entitled to timely file (or cause to be filed) such Tax Return (prepared in accordance with this Section 4.02); provided that, following a written agreement signed by the Parties or a final resolution (which cannot be further reviewed or appealed) of the Parties’ dispute as to such Tax Return, the applicable Party shall as promptly as reasonably practicable file an amended Tax Return consistent with such agreement or resolution. Subject to the preceding two sentences, disputes over the preparation of any Pre-Closing Tax Return shall be subject to the procedures set forth in Section 4.04.

(d)    For avoidance of doubt, (A) Vista Outdoor (x) shall prepare and file (or cause to be prepared and filed) all Tax Returns with respect to Vista Outdoor or other members of the Vista Outdoor Group that are not Pre-Closing Tax Returns and (y) shall conduct (or cause to be conducted) all Tax Contests relating to Taxes of Vista Outdoor or other members of the Vista Outdoor Group that are not Revelyst Tax Contests or Vista Outdoor Tax Contests and (B) Revelyst (x) shall prepare and file (or cause to be prepared and filed) all Tax Returns with respect to Revelyst or other members of the Revelyst Group that are not Pre-Closing Tax Returns and (y) shall conduct (or cause to be conducted) all Tax Contests relating to Taxes of Revelyst or other members of the Revelyst Group that are not Revelyst Tax Contests or Vista Outdoor Tax Contests.
Section 4.03    Intended Tax Treatment; Certain Tax Actions.
(a)    The Parties hereto shall not take any position inconsistent with the Intended Tax Treatment for any Tax purpose unless otherwise required by a Final Determination.
(b)    Except as expressly provided for in this Agreement or any of the other Transaction Documents or the Revelyst Merger Agreement, neither Party shall, nor shall they cause or permit any of their respective Affiliates to, (i) amend or approve or consent to the amendment, re-filing, revocation or other modification of any Tax Return of Vista Outdoor, Revelyst or any of their respective Subsidiaries for a Pre-Closing Tax Period or Straddle Period, (ii) voluntarily approach any Governmental Authority regarding any Taxes or Tax Returns of Vista Outdoor, Revelyst or any of their respective Subsidiaries relating to a Pre-Closing Tax Period or Straddle Period or (iii) make, change, revoke, approve or consent to any Tax election with respect to Vista Outdoor, Revelyst or any of their respective Subsidiaries for a Pre-Closing Tax Period or Straddle Period, in each case, (A) to the extent doing so is reasonably likely to increase the amount of any Taxes for which the other Party is liable for under this Agreement or (B) without the prior written consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing or anything in this Agreement or any other Transaction Document or the Revelyst Merger Agreement to the contrary, Revelyst and its Affiliates shall be permitted to make an election under Section 338(g) of the Code in connection with the Revelyst Transactions.
Section 4.04    Tax Dispute Resolution. In the event of any disagreement relating to (i) the calculation of the amount of any Taxes in respect of which Revelyst or Vista Outdoor may be liable pursuant to Section 4.01 or Section 4.02, (ii) the determination of which Party is entitled to a Tax Refund or (iii) the preparation of any Pre-Closing Tax Returns, the Parties shall negotiate in good faith for a period of thirty (30) days (or such longer period as may be mutually agreed in writing) to resolve such disagreement. In the event that the Parties have not reached a resolution set forth in a written agreement signed by the Parties at the end of such 30-day period (or such longer period as may be mutually agreed in writing), the Parties shall submit all matters that remain in dispute to an independent, nationally recognized accounting firm mutually agreed to by the Parties (the “Reviewing Accountant”). The Parties shall instruct the Reviewing Accountant to make a determination no later than thirty (30) days following the submission of such dispute to such Reviewing Accountant, based solely on the written submissions of the Parties. The determination of the Reviewing Accountant shall, absent a Final Determination to the contrary, be conclusive and binding on the Parties for all Tax purposes and the Parties, and neither Party shall take any position inconsistent therewith on any Tax Return, in any Tax Refund claim or in any Tax Contest, in each case, unless otherwise required pursuant to a Final Determination. All fees and expenses relating to the work, if any, to be performed by the Reviewing Accountant shall be borne equally by the Parties.
Section 4.05    Tax Refunds. Any Tax refunds received, or any credit against Taxes otherwise payable that is applied in lieu of a Tax refund (“Tax Refunds”), of Revelyst Taxes (excluding any such refunds or credits to the extent taken into account in the determination of the Closing Adjustment Amount as finally determined pursuant to Section 2.06), shall be for the account of Revelyst. Any Tax Refunds of Vista Outdoor Taxes, shall be for the account of Vista Outdoor. The Party who receives a Tax Refund that the other Party is entitled to under this Section 4.05 shall remit any such Tax Refunds to the other Party within ten (10) days of receipt thereof net of any Taxes and reasonable out-of-pocket costs or expenses incurred in connection with the receipt or accrual of such Tax Refund (or making the applicable payment in respect of such Tax Refund under this Section 4.05); provided, however, that if any such Tax Refund is subsequently disallowed by a Governmental Authority, the Party entitled to such Tax Refund shall repay the Party who received such Tax Refund the amount of such Tax Refund, together with any interest, penalties and any additional amounts imposed by such Governmental Authority with respect to such disallowance.
Section 4.06    Treatment of Certain Payments. Any Indemnity Payment (other than any portion of a payment that represents interest accruing after the Closing Date), any payments made pursuant to Section 2.07 and any Closing Adjustment Amount payment shall be treated by Vista Outdoor and Revelyst for all Tax purposes as a reduction of the cash contributed to Revelyst in the Contribution to the extent thereof (if made by Revelyst to Vista Outdoor) or an increase of the cash contributed to Revelyst in the Contribution (if made by Vista Outdoor to Revelyst), except as otherwise required by a change in applicable Tax Law after the date of this Agreement or a Final Determination.
Section 4.07    Straddle Periods. Where it is necessary for purposes of this Agreement to apportion, between Vista Outdoor and Revelyst, Taxes with respect to Vista Outdoor, Revelyst or any of their respective Subsidiaries for a Straddle Period, such Taxes shall be apportioned based on an “interim closing of the books” method as of the end of the day on the Closing Date, except that (i) exemptions, allowances and deductions that are calculated on an annual basis (such as depreciation deductions) and (ii) Taxes that are imposed on a periodic basis (such as real or personal property Taxes) shall, in each case, be allocated ratably across the entire Straddle Period on a per diem basis. For purposes of making the determinations necessary to give effect to the allocation set forth in the preceding sentence, if Vista Outdoor, Revelyst or any of their respective Subsidiaries owns an interest in any entity treated for purposes of an applicable Tax Law as a “flow-through” or fiscally transparent entity or a controlled foreign corporation, or in a similar manner, then, except as provided to the contrary in this Agreement, such entity’s taxable year shall be deemed to close at the end of the Closing Date.
Section 4.08    Certain Tax Contests.
(a)    Following the Closing, Vista Outdoor shall notify Revelyst promptly, and in any event within ten (10) days, after receipt by Vista Outdoor or any of its Affiliates of written notice of any audit, examination or other proceeding relating to Taxes (each, a “Tax Contest”) in respect of Revelyst Taxes. Following the Closing, Revelyst shall notify Vista Outdoor promptly, and in any event within ten (10) days, after receipt by Revelyst or any of its Affiliates of written notice of any Tax Contest in respect of Vista Outdoor Taxes. Notwithstanding the foregoing, the failure by a Party to provide such notice in accordance with this Section 4.08(a) shall not relieve the other Party of its indemnification obligations under Section 4.01(a), except to the extent that such other Party is actually prejudiced by such failure.
(b)    Subject to Section 4.08(c), Revelyst shall have the right to control, at its own expense, any Tax Contest relating principally to Revelyst Taxes (a “Revelyst Tax Contest”) and Vista Outdoor shall have the right to control, at its own expense any Tax Contest relating principally to Vista Outdoor Taxes (a “Vista Outdoor Tax Contest”), in each case, as reasonably determined in good faith by the Parties.
(c)    To the extent that (i) a Revelyst Tax Contest relates to Vista Outdoor Taxes, (ii) a Vista Outdoor Tax Contest relates to Revelyst Taxes or (iii) the Parties agree that Revelyst should control a Vista Outdoor Tax Contest or that Vista Outdoor should control a Revelyst Tax Contest (in each case a “Shared Tax Contest”) then (A) the Party that does not control such Shared Tax Contest shall have the right to participate fully, at its own expense, in such Shared Tax Contest either directly or indirectly through its Representatives (including to review in advance and reasonably comment on submissions made in the course of such Shared Tax Contest), (B) the Party controlling such Shared Tax Contest shall (1) keep the other Party promptly informed of any significant developments in such Shared Tax Contest and provide copies of any material written communications with the applicable Governmental Authority related thereto and (2) shall not settle or compromise, or fail to timely exercise any appeal or review rights available under applicable Law in respect of, any such Shared Tax Contest without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed). For purposes of this Section 4.08(c), the term “Representatives” shall be deemed to include the provider of any representation and warranty insurance policy that is obtained by Olibre Parent in connection with this Agreement or the Revelyst Merger Agreement.
(d)    This Section 4.08 and not Section 5.05 shall govern the conduct of any Tax Contest relating to Taxes with respect to which indemnification is provided pursuant to Section 4.01.
Section 4.09    Tax Matters Cooperation. From and after the Closing Date, each of Vista Outdoor and Revelyst shall and shall cause their respective Subsidiaries to (a) furnish to the other Party and its Representatives such information, documents, work papers and other materials as the other Party and its Representatives may reasonably request in connection with the filing of any Tax Return or the conduct of any Tax Contest, (b) make their respective Representatives available during normal business hours to provide explanations of any material provided pursuant to this Section 4.09 and (c) reasonably cooperate with the other Party and its Representatives in connection with any of the foregoing Tax matters. If one Party requests the cooperation of the other Party pursuant to this Section 4.09, the requesting Party shall reimburse the other Party for all reasonable out-of-pocket costs and expenses incurred by the other Party in complying with such request, unless such out-of-pockets costs and expenses would otherwise constitute Liabilities in respect of which indemnification is available pursuant to Section 4.01.
Section 4.10    Domestic Use Agreement. Revelyst shall prepare, or cause to be prepared, and attach to its timely filed (accounting for all applicable extensions) consolidated U.S. federal income Tax Return for its first Tax year beginning after the Closing Date (the “Specified Tax Return”) a new domestic use agreement, as defined in Treasury Regulations Section 1.1503(d)-6(f)(2)(iii) with respect to each Specified Dual Consolidated Loss. Revelyst shall prepare such new domestic use agreements in accordance with Treasury Regulations Section 1.1503(d)-6(f)(2)(iii). Revelyst shall provide Vista Outdoor a draft of any such new domestic use agreements and all associated filings under Treasury Regulations Section 1.1503(d)-1 through -8 with respect to the Specified Dual Consolidated Losses for Vista Outdoor’s review and comment at least thirty (30) days prior to the due date of the Specified Tax Return (accounting for all applicable extensions). Revelyst shall revise such new domestic use agreements and all associated filings to reflect reasonable comments of Vista Outdoor provided at least ten (10) days prior to the due date of the Specified Tax Return. In addition, without limiting Section 4.02, the Parties agree that Vista Outdoor shall file an original elector statement in accordance with Treasury Regulations Section 1.1503(d)-6(f)(2)(iii) with respect to each Specified Dual Consolidated Loss.
Section 4.11    Insurance Policy. Notwithstanding anything herein to the contrary, the Parties acknowledge that the insurer(s) under any representation and warranty insurance policy that is obtained by Olibre Parent in connection with this Agreement or the Revelyst Merger Agreement may have certain rights under such insurance policy in respect of the defense, settlement and/or compromise of a Tax Contest.
Section 4.12    Survival. This Article IV shall survive the Closing until ninety (90) days after the expiration of the statute of limitations (taking into account extensions) applicable to the relevant Tax matter.
ARTICLE V
Mutual Releases; Indemnification; Litigation
Section 5.01    Release of Pre-Closing Claims. (a) Except as provided in Section 5.01(d) or elsewhere in this Agreement or in any other Transaction Document, effective as of the Closing, Revelyst does hereby, for itself and each other member of the Revelyst Group, their respective Affiliates and, to the extent it may legally do so, successors and assigns and all Persons who at any time at or prior to the Closing have been stockholders, directors, officers, members, agents or employees of any member of the Revelyst Group (in each case, in their respective capacities as such), remise, release and forever discharge Vista Outdoor and the other members of the Vista Outdoor Group, their respective Affiliates, successors and assigns, and all Persons who at any time at or prior to the Closing have been stockholders, directors, officers, members, agents or employees of any member of the Vista Outdoor Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Revelyst Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur, or alleged to have occurred or to have failed to occur, or any conditions, facts or circumstances existing or alleged to have existed at or before the Closing (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen or accrue, in each case before, at or after the Closing), including in connection with the Separation and all other activities to implement the Separation, and including Liabilities arising under CERCLA and other Environmental Laws. This Section 5.01(a) shall not affect Section 6.05 (Directors’ and Officers’ Indemnification; Liability Insurance) of the Merger Agreement.
(b)    Except as provided in Section 5.01(d) or elsewhere in this Agreement or in any other Transaction Document, effective as of the Closing, Vista Outdoor does hereby, for itself and each other member of the Vista Outdoor Group, their respective Affiliates and, to the extent it may legally do so, successors and assigns and all Persons who at any time at or prior to the Closing have been stockholders, directors, officers, agents or employees of any member of the Vista Outdoor Group (in each case, in their respective capacities as such), remise, release and forever discharge Revelyst and the other members of the Revelyst Group, their respective Affiliates, successors and assigns, and all Persons who at any time at or prior to the Closing have been stockholders, directors, officers, agents or employees of any member of the Revelyst Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Vista Outdoor Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring, or failing to occur, or alleged to have occurred or to have failed to occur, or any conditions, facts or circumstances existing or alleged to have existed at or before the Closing (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen or accrue, in each case before, at or after the Closing), including in connection with the Separation and all other activities to implement the Separation, and including Liabilities arising under CERCLA and other Environmental Laws.
(c)    The Parties expressly understand and acknowledge that it is possible that unknown losses or claims exist or might come to exist or that present losses may have been underestimated in amount, severity, or both. Accordingly, the Parties are deemed expressly to understand and acknowledge any federal or state law or right, rule or legal principle of the State of Delaware or any other jurisdiction which provides that a general release does not extend to claims which a creditor does not know or suspect to exist in such creditor’s favor at the time of executing the release, which if known by such creditor must have materially affected such creditor’s settlement with a debtor. The Parties are hereby deemed to agree that any such or similar federal or state laws or rights, rules or legal principles of the State of Delaware or any other jurisdiction that may be applicable herein are hereby knowingly and voluntarily waived and relinquished with respect to the releases in Section 5.01(a) and (b).
(d)    Nothing contained in Section 5.01(a) or (b) shall impair any right of any Person to enforce this Agreement, any other Transaction Document or any Intercompany Agreement or Intercompany Account that is specified in Section 2.03(b) not to terminate or settle as of the Closing, in each case in accordance with its terms. Nothing contained in Section 5.01(a) and (b) shall release:

(i)    any Person from any Liability provided in or resulting from any Intercompany Agreement or Intercompany Account that is specified in Section 2.03(b) not to terminate or settle as of the Closing;
(ii)    any Person from any Liability, contingent or otherwise, assumed, accepted, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any other Transaction Document;
(iii)    any Person from any Liability provided in or resulting from any other Contract that is entered into after the Closing between one Party (or a member of such Party’s Group), on the one hand, and the other Party (or a member of such Party’s Group), on the other hand;
(iv)    any Person from any Liability that the Parties may have with respect to indemnification, contribution or reimbursement pursuant to this Agreement or any other Transaction Document for claims brought against the Parties, the members of their respective Groups or any of their respective directors, officers, members, employees or agents, by third parties, which Liability shall be governed by the provisions of this Article V or, if applicable, the appropriate provisions of the relevant other Transaction Document; or
(v)    any Person from any Liability the release of which would result in the release of any Person not otherwise intended to be released pursuant to this Section 5.01.
In addition, nothing contained in Section 5.01(a) shall release: (A) Vista Outdoor from indemnifying any director, officer or employee of the Revelyst Group who was a director, officer or employee of Vista Outdoor or any of its Affiliates at or prior to the Closing, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the Vista Outdoor Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a Revelyst Liability, Revelyst shall indemnify Vista Outdoor for such Liability (including Vista Outdoor’s costs to indemnify such director, officer or employee) in accordance with the provisions set forth in this Article V; and (B) Revelyst from indemnifying any director, officer or employee of the Vista Outdoor Group who was a director, officer or employee of Vista Outdoor or any of its Affiliates at or prior to the Closing, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the Revelyst Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a Vista Outdoor Liability, Vista Outdoor shall indemnify Revelyst for such Liability (including Revelyst’s costs to indemnify such director, officer or employee) in accordance with the provisions set forth in this Article V.
(e)    Revelyst shall not make, and shall not permit any other member of the Revelyst Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution, indemnification or reimbursement, against Vista Outdoor or any other member of the Vista Outdoor Group, or any other Person released pursuant to Section

5.01(a), with respect to any Liabilities released pursuant to Section 5.01(a). Vista Outdoor shall not make, and shall not permit any other member of the Vista Outdoor Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution, indemnification or reimbursement, against Revelyst or any other member of the Revelyst Group, or any other Person released pursuant to Section 5.01(b), with respect to any Liabilities released pursuant to Section 5.01(b).
(f)    It is the intent of each Party, by virtue of the provisions of this Section 5.02, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur, or alleged to have occurred or to have failed to occur, and all conditions, facts or circumstances existing or alleged to have existed at or before the Closing, between or among Revelyst or any other member of the Revelyst Group, on the one hand, and Vista Outdoor or any other member of the Vista Outdoor Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members at or before the Closing), except as expressly set forth in Section 5.01(d) or elsewhere in this Agreement or in any other Transaction Document. At any time, at the request of the other Party, each Party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.
Section 5.02    Indemnification by Revelyst. Subject to Section 5.04, Revelyst shall indemnify, defend and hold harmless Vista Outdoor, each other member of the Vista Outdoor Group and each of their respective former and current directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Vista Outdoor Indemnitees”), from and against any and all Liabilities of the Vista Outdoor Indemnitees relating to, arising out of or resulting from any of the following items (without duplication):
(a)    the Revelyst Liabilities, including the failure of Revelyst or any other member of the Revelyst Group or any other Person to pay, perform or otherwise promptly discharge any Revelyst Liability in accordance with its terms; and
(b)    any breach by Revelyst or any other member of the Revelyst Group of this Agreement (including any breach of the representations in Section 11.01(c)) or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate or conflicting indemnification therein (which shall be controlling).
Section 5.03    Indemnification by Vista Outdoor. Subject to Section 5.04, Vista Outdoor shall indemnify, defend and hold harmless Revelyst, each other member of the Revelyst Group and each of their respective former and current directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Revelyst Indemnitees”), from and against any and all Liabilities of the Revelyst Indemnitees relating to, arising out of or resulting from any of the following items (without duplication):
(a)    the Vista Outdoor Liabilities, including the failure of Vista Outdoor or any other member of the Vista Outdoor Group or any other Person to pay, perform or otherwise promptly discharge any Vista Outdoor Liability in accordance with its terms; and

(b)    any breach by Vista Outdoor or any other member of the Vista Outdoor Group of this Agreement (including any breach of the representations in Section 11.01(c)) or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate or conflicting indemnification therein (which shall be controlling).
Section 5.04    Indemnification Obligations Net of Insurance Proceeds and Third-Party Proceeds; Mitigation. (a) The Parties intend that any Liability subject to indemnification or reimbursement pursuant to this Agreement (including, for the avoidance of doubt, pursuant to Section 4.01) will be net of (i) Insurance Proceeds that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability and (ii) other amounts recovered from any third party (net of any out-of-pocket costs or expenses incurred in, or Taxes imposed with respect to, the collection thereof) that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability (“Third-Party Proceeds”). Accordingly, the amount that either Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or reimbursement pursuant to this Agreement (an “Indemnitee”) will be reduced by any Insurance Proceeds or Third-Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee from a third party in respect of the related Liability. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Liability (which, for the avoidance of doubt, shall include any payment under Section 4.01(a)) (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third-Party Proceeds in respect of such Liability, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if such Insurance Proceeds or Third-Party Proceeds had been received, realized or recovered before the Indemnity Payment was made; provided, that for the avoidance of doubt, such amount shall not exceed the amount of the Indemnity Payment.
(b)    An insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of the indemnification provisions hereof, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “wind-fall” (i.e., a benefit to which an insurer or any other third party would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions hereof. Subject to Section 5.12, each member of the Vista Outdoor Group and each member of the Revelyst Group shall use commercially reasonable efforts to seek to collect or recover any Insurance Proceeds and any Third-Party Proceeds to which such Person is entitled in connection with any Liability for which such Person seeks indemnification pursuant to this Article V; provided, however, that such Person’s inability to collect or recover any such Insurance Proceeds or Third-Party Proceeds shall not limit the Indemnifying Party’s obligations hereunder and such Person shall not be required to seek any Insurance Proceeds or any Third-Party Proceeds prior to seeking indemnification hereunder.
(c)    The amount of any Indemnity Payment shall be (i) reduced to take into account any Tax benefit actually realized by the Indemnitee resulting from the incurrence of the liability in respect of which the Indemnity Payment is made (as a reduction in cash Taxes otherwise payable for the taxable year in which such liability is incurred, the subsequent taxable year or a prior taxable year) and (ii) increased to take into account any Tax cost actually realized by the Indemnitee resulting from the receipt or accrual of the Indemnity Payment (as an increase in cash

Taxes otherwise payable for the taxable year in which the Indemnity Payment is made), including any Tax cost arising from such Indemnity Payment having resulted in income or gain to either Party, and any Taxes imposed on additional amounts payable pursuant to this clause (ii).
(d)    Upon becoming aware of any event that would reasonably be expected to, or does, give rise to any Liability subject to indemnification by Vista Outdoor pursuant to this Agreement, Revelyst shall take, or shall cause the Revelyst Indemnitees entitled to such indemnification to take, commercially reasonable steps to mitigate any such Liability. Upon becoming aware of any event that would reasonably be expected to, or does, give rise to any Liability subject to indemnification by Revelyst pursuant to this Agreement, Vista Outdoor shall take, or shall cause the Vista Outdoor Indemnitees entitled to such indemnification to take, commercially reasonable steps to mitigate any such Liability. The reasonable and documented out-of-pocket costs and expenses of any such mitigation shall constitute Liabilities for purposes of this Agreement. Notwithstanding the foregoing, this Section 5.04(d) shall not require any Party to take any actions inconsistent with such Party’s rights and obligations under Article IV.
Section 5.05    Procedures for Indemnification of Third-Party Claims. (a) If an Indemnitee shall receive notice or otherwise learn of a Third-Party Claim with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to this Agreement or any Ancillary Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as reasonably practicable, but no later than thirty (30) days after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including demand letters and motions, pleadings and other court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of any Indemnitee or other Person to give notice as provided in this Section 5.05(a) shall not relieve the Indemnifying Party from which indemnification hereunder is sought of its obligations under this Article V, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice in accordance with this Section 5.05(a).
(b)    The Indemnifying Party shall have the right, exercisable by written notice to the Indemnitee, which notice shall acknowledge in writing the indemnification obligation, within 30 days after receipt of notice from an Indemnitee in accordance with Section 5.05(a) (or sooner, if the nature of such Third-Party Claim so requires), to assume and conduct the defense of such Third-Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnitee; provided, however, that (x) Mixed Actions shall be managed in accordance with Section 5.12(c) and (y) the Indemnifying Party shall not have the right to control the defense of any Third-Party Claim (i) to the extent such Third-Party Claim seeks criminal penalties or injunctive or other equitable relief (other than any such injunctive or other equitable relief that is solely incidental to the granting of money damages) or (ii) if the Indemnitee has reasonably determined in good faith that the Indemnifying Party controlling such defense will affect the Indemnitee or its Group in a materially adverse manner.
(c)    If the Indemnifying Party elects not to assume the defense of a Third-Party Claim (or is not permitted to assume the defense of such Third-Party Claim) in accordance with this Agreement, or fails to notify an Indemnitee of its election as provided in Section 5.05(b), such

Indemnitee may defend such Third-Party Claim. If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnitees shall, subject to the terms of this Agreement, cooperate with the Indemnifying Party with respect to the defense of such Third-Party Claim.
(d)    If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnifying Party will not be liable for any additional legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third-Party Claim; provided, however, that if (x) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim, (y) the nature of such Third-Party Claim changes such that the Indemnifying Party would no longer be entitled to assume the defense of such Third-Party Claim pursuant to Section 5.05(b) or (z) the Indemnitee reasonably determines that representation by counsel to the Indemnifying Party of both the Indemnifying Party and the Indemnitee could reasonably be expected to present such counsel with a conflict of interest, the Indemnitee may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, shall have the right to participate in (but, subject to the prior sentence, not control), at its own expense, the defense of any Third-Party Claim that the other is defending as provided in this Agreement.
(e)    No Indemnifying Party shall consent to entry of any judgment or enter into any settlement of any Third-Party Claim without the prior written consent of the applicable Indemnitee or Indemnitees; provided, however, that such consent shall not be required if the judgment or settlement: (i) contains no finding or admission of Liability with respect to any such Indemnitee or Indemnitees; (ii) involves only monetary relief which the Indemnifying Party has agreed to pay; and (iii) includes a full and unconditional release of the Indemnitee or Indemnitees. Notwithstanding the foregoing, the consent of an Indemnitee (not to be unreasonably withheld, conditioned or delayed) shall be required for any entry of judgment or settlement if the effect thereof is to permit any injunction, declaratory judgment or other non-monetary relief to be entered, directly or indirectly, against such Indemnitee (other than any such injunctive or other non-monetary relief that is immaterial and solely incidental to the granting of money damages).
(f)    Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, no Indemnitee shall admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
Section 5.06    Additional Matters. (a) Any claim on account of a Liability that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the Indemnifying Party from which indemnification hereunder is sought. Any failure by an Indemnitee to give notice shall not relieve the Indemnifying Party’s indemnification obligations under this Agreement, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure. Such Indemnifying Party shall have a period of 60 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 60-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such 60-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such Party.
(b)    In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to, and shall stand in the place of, such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.
(c)    In the event of an Action with respect to which indemnification may be sought hereunder and in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the Parties shall use commercially reasonable efforts to cause the named defendant to allow the Indemnifying Party to manage the Action as set forth in Section 5.12, and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement and the cost of any interest or penalties relating to any judgment or settlement.
(d)    If (i) a Party incurs any Liability arising out of this Agreement or any Ancillary Agreement, (ii) an adequate legal or equitable remedy is not available for any reason against the other Party to satisfy the Liability incurred by the incurring Party and (iii) a legal or equitable remedy may be available to the other Party against a third party for such Liability, then the other Party shall use its commercially reasonable efforts to cooperate with the incurring Party, at the incurring Party’s expense, to permit the incurring Party to obtain the benefits of such legal or equitable remedy against such third party.
Section 5.07    Right to Contribution. (a) If any right of indemnification contained in Section 5.02 or Section 5.03 is held unenforceable or is unavailable for any reason, or is insufficient to hold harmless any Indemnitee in respect of any Liability for which such Indemnitee is entitled to indemnification hereunder, then the Indemnifying Party shall contribute to the amounts paid or payable by any Indemnitees as a result of such Liability (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the other members of its Group, on the one hand, and such Indemnitee and any other Indemnitees entitled to contribution in respect of such Liability, on the other hand, as well as any other relevant equitable considerations.
(b)    Solely for purposes of determining relative fault pursuant to this Section 5.07: (i) any fault associated with the Revelyst Business, the Revelyst Assets or the Revelyst Liabilities (except for the gross negligence or willful misconduct of a member of the Vista Outdoor Group) shall be deemed to be the fault of Revelyst and the other members of the Revelyst Group, and no such fault shall be deemed to be the fault of Vista Outdoor or any other member of the Vista Outdoor Group; and (ii) any fault associated with the Vista Outdoor Business, the Vista Outdoor Assets or the Vista Outdoor Liabilities (except for the gross negligence or willful misconduct of a member of the Revelyst Group) shall be deemed to be the fault of Vista Outdoor and the other members of the Vista Outdoor Group, and no such fault shall be deemed to be the fault of Revelyst or any other member of the Revelyst Group.
Section 5.08    Remedies Cumulative. The remedies provided in this Article V shall be cumulative and, subject to the provisions of Section 5.10 and Article X, shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.
Section 5.09    Survival of Indemnities. The rights and obligations of Vista Outdoor, Revelyst and their respective Indemnitees under this Article V shall survive the sale or other transfer by any Party or its Affiliates of any Assets or businesses or the assignment by it of any Liabilities.
Section 5.10    Limitation on Liability. Except as expressly set forth in this Agreement (including, for purposes of clarity, in connection with clause (f) of the definition of Revelyst Liabilities), (x) no member of the Vista Outdoor Group shall in any event have any Liability to any member of the Revelyst Group or any other Revelyst Indemnitee, and (y) no member of the Revelyst Group shall in any event have any Liability to any member of the Vista Outdoor Group or any other Vista Outdoor Indemnitee, in each case under this Agreement (i) with respect to any matter to the extent that the Party seeking indemnification has engaged in any violation of Law or fraud in connection therewith or (ii) for any damages that are not reasonably foreseeable or any punitive damages, whether or not caused by or resulting from negligence or breach of obligations hereunder and whether or not informed of the possibility of the existence of such damages; provided, however, that the provisions of this clause (ii) shall not limit an Indemnifying Party’s indemnification obligations hereunder with respect to any Liability any Indemnitee may have to any third party not affiliated with any member of the Vista Outdoor Group or the Revelyst Group, as applicable, for any damages that are not reasonably foreseeable or any punitive damages. Notwithstanding the foregoing, nothing in this Section 5.10 shall limit the Liability of the members of the Vista Outdoor Group to the members of the Revelyst Group and the other Revelyst Indemnitees or the Liability of the members of the Revelyst Group to the members of the Vista Outdoor Group or the other Vista Outdoor Indemnitees, as applicable, with respect to breaches of Section 6.01, Section 6.04, Section 6.05, Section 6.07 or Section 6.09.
Section 5.11    Covenant Not to Sue. Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming on behalf of such Party or such Group shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any Governmental Authority, alleging that: (a) the assumption or acceptance of any Revelyst Liabilities by Revelyst or any other member of the Revelyst Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; (b) the retention of any Vista Outdoor Liabilities by Vista Outdoor or any other member of the Vista Outdoor Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; or (c) the provisions of this Article V are void or unenforceable for any reason.

Section 5.12    Management of Actions. This Section 5.12 shall govern the management and direction of pending and future Actions in which members of the Vista Outdoor Group or the Revelyst Group are named as parties, but shall not alter the allocation of Liabilities set forth in Article II unless otherwise expressly set forth in this Section 5.12.
(a)    From and after the Closing, the Revelyst Group shall direct the defense or prosecution of any (i) Actions set forth on Schedule 5.12(a) and (ii) Actions (other than Actions set forth on Schedule 5.12(a) or Schedule 5.12(b)) that constitute only Revelyst Liabilities or involve only Revelyst Assets.
(b)    From and after the Closing, the Vista Outdoor Group shall direct the defense or prosecution of any (i) Actions set forth on Schedule 5.12(b) and (ii) Actions (other than Actions set forth on Schedule 5.12(a) or Schedule 5.12(b)) that constitute only Vista Outdoor Liabilities or involve only Vista Outdoor Assets.
(c)    The Party controlling the defense of any Action will keep the non-controlling Party reasonably advised of the status of such Action, and the Parties shall cooperate with each other in all reasonable respects in connection with the defense of such Action. The Indemnitee shall have the right to participate in the defense of any Action with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnitee. Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not be entitled to control the defense or settlement of, or appoint defense counsel with respect to the defense or settlement of, but may participate in, at its own expense, any Action that (i) seeks a temporary restraining order, a preliminary or permanent injunction, specific performance or equitable relief against the Indemnitee, (ii) involves criminal allegations relating to the Indemnitee Party or any of its affiliates, (iii) seeks to unwind the Transactions or the Revelyst Transactions, (iv) the Indemnifying Party does not diligently conduct the defense of the Action (in the reasonable opinion of the Indemnitee), or (v) there exists a reasonably apparent conflict of interest in the conduct of the defense between the Indemnifying Party and the Indemnitee, other than any conflict of interest arising out of the Parties’ relationship under this Agreement.
(d)    From and after the Closing, any Actions (other than Actions set forth on Schedule 5.12(a) or Schedule 5.12(b)) that involve or constitute both a Vista Outdoor Asset or Vista Outdoor Liability, on the one hand, and a Revelyst Asset or a Revelyst Liability, on the other hand (such Actions, the “Mixed Actions”) shall be managed by the Party with the greater financial exposure with respect thereto (taking into account the provisions of this Article V), as determined in good faith by the Parties; provided that if a Mixed Action involves the pursuit of criminal penalties or injunctive or other equitable relief (other than any such injunctive or other equitable relief that is solely incidental to the granting of money damages) against the other Party, any other member of the other Party’s Group or any of their respective stockholders, directors, officers, members, agents or employees, the other Party shall be entitled to control the defense of the applicable claims against the other Party, any other member of the other Party’s Group or any of their respective stockholders, directors, officers, members, agents or employees. The Parties shall cooperate in good faith and take all reasonable actions to provide for any appropriate joinder or change in named parties to such Mixed Actions such that the appropriate Party or member of such Party’s Group is party thereto. The Parties shall reasonably cooperate and consult with each other and, to the extent permissible and necessary or advisable, maintain a joint defense in a manner that would preserve for both Parties and their respective Affiliates any attorney-client privilege, joint defense or other privilege with respect to any Mixed Action. The Party managing a Mixed Action shall, on a quarterly basis, or if a material development occurs as soon as reasonably practicable thereafter, inform the other Party of the status of and developments relating to such Mixed Action and provide copies of any material documents, notices or other materials related to such Mixed Action; provided that the failure to provide any such documents, notices or other materials shall not be a basis for liability of a Party managing such Mixed Action except and solely to the extent that the other Party shall have been actually prejudiced thereby. Notwithstanding anything to the contrary herein, the Parties may jointly retain counsel (in which case the cost of counsel shall be shared equally by the Parties) or retain separate counsel (in which case each Party will bear the cost of its separate counsel) with respect to any Mixed Action; provided that the Parties shall share discovery and other joint litigation costs in proportion to their respective expected financial exposure or respective expected financial recovery, as applicable. In any Mixed Action, each of Vista Outdoor and Revelyst may pursue separate defenses, claims, counterclaims or settlements to those claims relating to the Vista Outdoor Business or the Revelyst Business, respectively; provided that each Party shall in good faith make commercially reasonable efforts to avoid adverse effects on the other Party.
(e)    To the maximum extent permitted by applicable Law, the rights to recovery of each Party’s Subsidiaries in respect of any past, present or future Action are hereby delegated to such Party. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.
Section 5.13    Settlement of Actions. No Party managing a Mixed Action or any Action where the Indemnitee is a named party (the “Managing Party”) pursuant to Section 5.12(c) shall consent to entry of any judgment or enter into any settlement of any such Action without the prior written consent of the other Party (the “Non-Managing Party”), not to be unreasonably withheld, conditioned or delayed; provided, however, that such Non-Managing Party shall be required to consent to such entry of judgment or to such settlement that the Managing Party may recommend if the judgment or settlement: (i) contains no finding or admission of any violation of Law or any violation of the rights of the Non-Managing Party and its applicable related Persons and otherwise contains no admission of any liability of the Non-Managing Party and such related Persons; (ii) involves only monetary relief which the Managing Party has agreed to pay; and (iii) includes a full and unconditional release of the Non-Managing Party and its applicable related Persons. Notwithstanding the foregoing, in no event shall a Non-Managing Party be required to consent to an entry of judgment or settlement if the effect thereof is to permit any injunction, declaratory judgment or other non-monetary relief to be entered, directly or indirectly, against any member of the Non-Managing Party’s Group (other than any such injunctive or other non-monetary relief that is immaterial and solely incidental to the granting of money damages).
Section 5.14    Interpretation. This Article V (except for Section 5.04) shall not apply to any indemnification claim in respect of Taxes pursuant to Section 4.01 or any Tax Contest, each of which shall instead be governed by Article IV.

ARTICLE VI
Access to Information; Privilege; Confidentiality
Section 6.01    Agreement for Exchange of Information; Archives. (a) Except in the case of an Adversarial Action or threatened Adversarial Action, and subject to Section 6.01(b), from and after the Closing until the seventh anniversary of the Closing Date, each Party, on behalf of its Group, shall provide, or cause to be provided, to the other Party, at any time after the Closing, as soon as reasonably practicable after written request therefor, any Information relating to time periods at or prior to the Closing in the possession or under the control of such Group, which the other Party or any other member of its Group reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on such other Party or any other member of its Group (including under applicable securities Laws) by any national securities exchange or any Governmental Authority having jurisdiction over such other Party or any other member of its Group, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement or any other Transaction Document; provided, that any request for information pursuant to this Section 6.01 shall be made in good faith and limited to the extent reasonable to satisfy the good faith basis for such request. The receiving Party shall use any Information received pursuant to this Section 6.01(a) solely to the extent reasonably necessary to satisfy the applicable obligations or requirements described in clause (i), (ii) or (iii) of the immediately preceding sentence.
(b)    In the event that either Vista Outdoor or Revelyst reasonably determines that the disclosure of any Information pursuant to Section 6.01(a) could be commercially detrimental, violate any Law or Contract or waive or jeopardize any attorney-client privilege, attorney work product protection or other similar privilege or doctrine, such Party shall not be required to provide access to or furnish such Information to the other Party; provided, however, that both Vista Outdoor and Revelyst shall take all commercially reasonable measures to permit compliance with Section 6.01(a) in a manner that avoids any such harm or consequence. Both Vista Outdoor and Revelyst intend that any provision of access to or the furnishing of Information pursuant to this Section 6.01 that would otherwise be within the ambit of any legal privilege shall not operate as waiver of such privilege.
(c)    Each Party agrees, on behalf of itself and each other member of its Group, not to disclose or otherwise waive any privilege or protection attaching to any privileged Information relating to a member of the other Group or relating to or arising in connection with the relationship between the Groups at or prior to the Closing, without providing prompt written notice to and obtaining the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).
(d)    Each Party agrees, on behalf of itself and each other member of its Group, that it will only Process Personal Information provided to it by the other Group in accordance with all applicable Privacy and Data Security Requirements and will implement and maintain at all times commercially reasonable technical and organizational measures to protect such Personal Information against unauthorized or unlawful Processing and accidental loss, destruction, damage, alteration and disclosure. In addition, each Party agrees to provide commercially reasonable assistance to the other Party in respect of any obligations under applicable Privacy and Data Security Requirements affecting the disclosure of such Personal Information to the other Party and will not knowingly Process such Personal Information in such a way as to cause the other Party to violate any of its obligations under any applicable Privacy and Data Security Requirements.
Section 6.02    Ownership of Information. Any Information owned by one Group that is provided to the requesting Party hereunder shall be deemed to remain the property of the providing Party. Except as specifically set forth herein or in any other Transaction Document, nothing herein shall be construed as granting or conferring rights of license or other rights in any such Information.
Section 6.03    Compensation for Providing Information. Each Party shall reimburse the other Party for the reasonable costs of such other Party, if any, in complying with a request for Information pursuant to this Article VI. Except as may be otherwise specifically provided elsewhere in this Agreement, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures, but shall not include any mark-up above actual reasonable costs.
Section 6.04    Record Retention. To facilitate the possible exchange of Information pursuant to this Article VI and other provisions of this Agreement, from and after the Closing until the seventh anniversary of the Closing Date, each Party shall use its commercially reasonable efforts to retain all Information in such Party’s possession relating to the other Party or its businesses, Assets or Liabilities, this Agreement or any other Transaction Document (the “Retained Information”) in accordance with such Party’s record retention policies as in effect on the date hereof or such longer period as required by Law, this Agreement or any other Transaction Document. Each Party shall use its commercially reasonable efforts to maintain and continue its Group’s compliance with all “litigation holds” applicable to any Information in its possession for the pendency of the applicable matter.
Section 6.05    Accounting Information. Without limiting the generality of Section 6.01 but subject to Section 6.01(b):
(a)    Until the end of the first full fiscal year occurring after the Closing Date (and for a reasonable period of time afterwards or as required by Law), Vista Outdoor shall use commercially reasonable efforts to enable and assist Revelyst to meet its timetable for dissemination of its financial statements and to enable and assist Revelyst’s auditors to timely complete their annual audit and quarterly reviews of financial statements. As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (i) Vista Outdoor shall authorize and direct its auditors to make available to Revelyst’s auditors, within a reasonable time prior to the date of Revelyst’s auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of Vista Outdoor and (y) work papers related to such annual audits and quarterly reviews, to enable and assist Revelyst’s auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of Vista Outdoor’s auditors as it relates to Revelyst’s auditors’ opinion or report and (ii) Vista Outdoor shall provide reasonable access during normal business hours for Revelyst’s internal auditors, counsel and other designated representatives to (x) the premises of Vista Outdoor and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of Vista Outdoor and its Subsidiaries and (y) the officers and employees of Vista Outdoor and its Subsidiaries, so that Revelyst may conduct reasonable audits relating to the financial statements provided by Vista Outdoor and its Subsidiaries; provided, however, that such access shall not be unreasonably disruptive to the business and affairs of the Vista Outdoor Group.
(b)    Vista Outdoor shall cooperate with Revelyst in such manner as is reasonably necessary to enable the principal executive officer and principal financial officer (as such terms are defined in the rules and regulations of the Commission) of Revelyst to make the certifications required of them under Sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002. Without limiting the generality of the foregoing, Vista Outdoor shall, within a reasonable period of time following a request from Revelyst in anticipation of filing such reports, cause Vista Outdoor’s principal executive officer and principal financial officer to provide Revelyst with certifications of such officers in support of the certifications of Revelyst’s principal executive officer and principal financial officer required under Section 302, 404 or 906 of the Sarbanes-Oxley Act of 2002 with respect to Revelyst’s (i) Quarterly Report on Form 10-Q filed with respect to the fiscal quarter during which the Closing Date occurs (unless such quarter is the fourth fiscal quarter), (ii) to the extent applicable, Quarterly Report on Form 10-Q filed with respect to each subsequent fiscal quarter through the third fiscal quarter of the year in which the Closing Date occurs and (iii) Annual Report on Form 10-K filed with respect to the fiscal year during which the Closing Date occurs. Such certifications shall be provided in substantially the same forms and manners as the officers of Vista Outdoor provided prior to the Closing (reflecting any changes in certifications necessitated by the Transactions, the Revelyst Transactions or any other transactions related thereto) or as otherwise agreed upon between the Parties.
Section 6.06    Limitations of Liability. (a) Each of Vista Outdoor (on behalf of itself and each other member of the Vista Outdoor Group) and Revelyst (on behalf of itself and each other member of the Revelyst Group) understands and agrees that neither Party is representing or warranting in any way as to the accuracy or sufficiency of any Information exchanged or disclosed under this Agreement, in each case except to the extent set forth in the Merger Agreement.
(b)    Neither Party shall have any Liability to the other Party in the event that any Information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or that is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the providing Person. Neither Party shall have any Liability to the other Party if any Information is destroyed after commercially reasonable efforts by such Party to comply with the provisions of Section 6.04.
Section 6.07    Production of Witnesses; Records; Cooperation. (a) Without limiting any of the rights or obligations of the Parties pursuant to Section 6.01 or Section 6.04, after the Closing, except in the case of an Adversarial Action or threatened or contemplated Adversarial Action, each Party shall use its commercially reasonable efforts to make available, upon written request, (i) the former, current and future directors, officers, employees, other personnel and agents of the members of its Group and (ii) any books, records or other documents within its control or that it otherwise has the ability to make available, in each case, to the extent that such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action, Commission comment or review or threatened or contemplated Action, Commission comment or review (including preparation for any such Action, Commission comment or review) in which the other Party or any other member of its Group may from time to time be involved, regardless of whether such Action, Commission comment or review or threatened or contemplated Action, Commission comment or review is a matter with respect to which indemnification may be sought hereunder, in each case, until the later of (x) the statute of limitations applicable, if any, to such Action, Commission comment or review and (y) with respect to any Action, Commission comment or review commenced prior to the applicable statute of limitations, if any, final resolution of such Action, Commission comment or review. The requesting Party shall bear all reasonable out-of-pocket costs and expenses incurred in connection therewith.
(b)    Without limiting the foregoing, Vista Outdoor and Revelyst shall use their commercially reasonable efforts to reasonably cooperate and consult with each other to the extent reasonably necessary with respect to any Actions or threatened or contemplated Actions (including in connection with preparation for any such Action), other than an Adversarial Action or threatened or contemplated Adversarial Action.
(c)    The obligation of Vista Outdoor and Revelyst to use their commercially reasonable efforts to make available former, current and future directors, officers, employees and other personnel and agents pursuant to this Section 6.07 is intended, other than in respect of an Adversarial Action or threatened or contemplated Adversarial Action, to be interpreted in a manner to facilitate cooperation and shall include the obligation to make available employees and other officers without regard to whether such individual or the employer of such individual could assert a possible business conflict. Without limiting the foregoing, each Party agrees that neither it nor any member of its Group will take any adverse action against any such former, current or future director, officer, employee or other personnel or agent of its Group based on such individual’s provision of assistance or information to the other Party pursuant to this Section 6.07.
Section 6.08    Privileged Matters. (a) The Parties recognize that legal and other professional services that have been and will be provided prior to the Closing (whether by outside counsel, in-house counsel or other legal professionals) have been and will be rendered for the collective benefit of each of the members of the Vista Outdoor Group and the Revelyst Group, and that each of the members of the Vista Outdoor Group and the Revelyst Group shall be deemed to be the client with respect to such services for the purposes of asserting all privileges which may be asserted under applicable Law in connection therewith. The Parties recognize that legal and other professional services will be provided following the Closing, which services will be rendered solely for the benefit of the Vista Outdoor Group or the Revelyst Group, as the case may be.

(b)    The Parties agree as follows:
(i)    Vista Outdoor shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to the Vista Outdoor Business and not to the Revelyst Business, whether or not the privileged Information is in the possession or under the control of any member of the Vista Outdoor Group or any member of the Revelyst Group. Vista Outdoor shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to any Vista Outdoor Assets or Vista Outdoor Liabilities and not any Revelyst Assets or Revelyst Liabilities in connection with any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the Vista Outdoor Group or any member of the Revelyst Group; and
(ii)    Revelyst shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that (x) relates solely to the Revelyst Business and not to the Vista Outdoor Business or (y) relates to any of the Transaction Documents, the Transactions or the Revelyst Transactions, in each case whether or not the privileged Information is in the possession or under the control of any member of the Revelyst Group or any member of the Vista Outdoor Group. Revelyst shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to any Revelyst Assets or Revelyst Liabilities and not any Vista Outdoor Assets or Vista Outdoor Liabilities in connection with any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the Revelyst Group or any member of the Vista Outdoor Group.
(c)    Subject to the remaining provisions of this Section 6.08, the Parties agree that they shall have a shared privilege or immunity with respect to all privileges and immunities not allocated pursuant to Section 6.08(b) in connection with any Actions or threatened or contemplated Actions or other matters that involve both Parties (or one or more members of their respective Groups) and in respect of which both Parties have Liabilities under this Agreement. Upon the reasonable request of Vista Outdoor or Revelyst, in connection with any Action or threatened or contemplated Action contemplated by this Article VI, other than any Adversarial Action or threatened or contemplated Adversarial Action, Vista Outdoor and Revelyst will enter into a mutually acceptable common interest agreement to maintain to the extent practicable any applicable attorney-client privilege, work product immunity or similar privilege or immunity of any member of either Group. If the Parties do not agree as to whether certain information is privileged Information, then such Information shall be treated as privileged Information, and the Party that believes that such information is privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such information until such time as it is finally judicially determined by a court of competent jurisdiction that such information is not privileged Information or unless the Parties otherwise agree.

(d)    If any dispute arises between the Parties or any members of their respective Groups regarding whether a privilege or immunity should be waived to protect or advance the interests of either Party or any member of their respective Groups, each Party agrees that it shall (i) negotiate with the other Party in good faith, (ii) endeavor to minimize any prejudice to the rights of the other Party and the members of its Group and (iii) not unreasonably withhold, delay or condition consent to any request for waiver by the other Party.
(e)    Upon receipt by either Party, or by any member of its Group, of any subpoena, discovery or other request (or of written notice that it will receive or has received such subpoena, discovery or other request) that may reasonably be expected to result in the production or disclosure of privileged Information subject to a shared privilege or immunity or as to which the other Party has the sole right hereunder to assert a privilege or immunity, or if either Party obtains knowledge or becomes aware that any of its, or any of its Group’s members’, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests (or have received written notice that they will receive or have received such subpoena, discovery or other requests) that may reasonably be expected to result in the production or disclosure of such privileged Information, such Party shall promptly notify the other Party of the existence of any such subpoena, discovery or other request and shall provide the other Party a reasonable opportunity to review the privileged Information and to assert any rights it or they may have, under this Section 6.08 or otherwise, to prevent the production or disclosure of such privileged Information; provided that if such Party is prohibited by applicable Law from disclosing the existence of such subpoena, discovery or other request, such Party shall provide written notice of such related information for which disclosure is not prohibited by applicable Law and use commercially reasonable efforts to inform the other Party of any related information such Party reasonably determines is necessary or appropriate for the other Party to be informed of to enable the other Party to have a reasonable opportunity to review the privileged Information and to assert its rights, under this Section 6.08 or otherwise, to prevent the production or disclosure of such privileged Information.
(f)    The Parties agree that their respective rights to any access to Information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement and the transfer of privileged Information between the Parties and members of their respective Groups pursuant to this Agreement shall not be deemed a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise. The Parties further agree that (i) the exchange by one Party to the other Party of any Information that should not have been exchanged pursuant to the terms of Section 6.09 shall not be deemed to constitute a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise with respect to such privileged Information and (ii) the Party receiving such privileged Information shall promptly return such privileged Information to the Party who has the right to assert the privilege or immunity.
Section 6.09    Confidential Information. (a) Each Party shall hold, and cause the other members of its Group and its and their respective directors, officers, employees, agents, accountants, subcontractors, counsel and other advisors and representatives to hold, in strict confidence, and not release or disclose, and protect with at least the same degree of care, but no less than a reasonable degree of care, that it applies to its own confidential and proprietary

Information pursuant to policies in effect as of the Closing, all Information concerning the other Group or its business that is either in its possession (including Information in its possession prior to the Closing) or furnished by the other Group or its directors, officers, employees, agents, accountants, subcontractors, counsel and other advisors and representatives at any time pursuant to this Agreement, and shall not use any such Information other than for such purposes as shall be expressly permitted hereunder, except, in each case, to the extent that such Information is (i) in the public domain through no fault of such Party, any other member of its Group or any of its or their directors, officers, employees, agents, accountants, subcontractors, counsel or other advisors or representatives, (ii) lawfully acquired from other sources by such Party, any other member of its Group or any of its or their directors, officers, employees, agents, accountants, counsel or other advisors or representatives, which sources are not themselves bound by a confidentiality obligation to the knowledge of such Party or any other members of its Group, (iii) independently generated without reference to any proprietary or confidential Information of the other Group, or (iv) required to be disclosed by Law; provided, however, that the Person required by Law to disclose such Information gives the applicable Person prompt and, to the extent reasonably practicable and legally permissible, prior notice of such disclosure and an opportunity to contest such disclosure and shall use commercially reasonable efforts to cooperate, at the expense of the requesting Person, in seeking any reasonable protective arrangements requested by the requesting Person. In the event that such appropriate protective order or other remedy is not obtained, the Person that is required to disclose such Information shall furnish, or cause to be furnished, only that portion of such Information that is required by Law to be disclosed and shall use commercially reasonable efforts to ensure that confidential treatment is accorded such Information. Notwithstanding the foregoing, each Party may release or disclose, or permit to be released or disclosed, any Information concerning the other Group to its directors, officers, employees, agents, accountants, subcontractors, counsel and other advisors and representatives who need to know such Information (who shall be advised of the obligations hereunder with respect to such Information).
(b)    Without limiting the foregoing, when any Information concerning the other Group or its business is no longer needed for the purposes contemplated by this Agreement or any other Transaction Document, each Party will, promptly after the request of the other Party, either return all Information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the other Party, as applicable, that it has destroyed such Information, other than, in each case, any such Information electronically preserved or recorded within any computerized data storage device or component (including any hard-drive or database) pursuant to automatic or routine backup procedures generally accessible only by legal, IT or compliance personnel.
Section 6.10    Counsel Acknowledgment. Each Party acknowledges, on behalf of itself and each other member of its Group that, notwithstanding Cravath, Swaine & Moore LLP (“Cravath”) acting as counsel to Vista Outdoor prior to the Closing in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, following the Closing, (a) subject to Section 6.08, Cravath will not have any professional obligations to Vista Outdoor arising from the services rendered by Cravath to Vista Outdoor prior to the Closing in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including with respect to confidentiality or conflicts of interest, and any such professional obligations shall be owed to

Revelyst, (b) none of Vista Outdoor, Parent or any of their respective Affiliates shall assert that Cravath has any conflicts of interest solely based on Cravath’s representation of Vista Outdoor prior to the Closing and (c) none of Vista Outdoor, Parent or any of their respective Affiliates shall object (i) to Cravath acting as counsel to Revelyst, including in any Action involving Vista Outdoor, Parent or any of their respective Affiliates (including any Action relating to this Agreement, any other Transaction Document or any of the transactions contemplated hereby or thereby), solely based on Cravath’s representation of Vista Outdoor prior to the Closing, or (ii) subject to Section 6.08, to Cravath using any information obtained in its representation of Vista Outdoor prior to the Closing, including information relating to this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby. Each Party, on behalf of itself and each other member of its Group, further agrees that Cravath and its respective partners and employees are third party beneficiaries of this Section 6.10.
ARTICLE VII
Insurance
Section 7.01    Maintenance of Insurance. During the period beginning as of the date hereof and ending at the Closing, Vista Outdoor shall (i) cause the members of the Revelyst Group and their respective employees, officers and directors to continue to be covered as insured parties under Vista Outdoor’s policies of insurance in a manner that is no less favorable than the coverage provided for members of the Vista Outdoor Group and their respective employees, officers and directors and (ii) permit the members of the Revelyst Group and their respective employees, officers and directors to submit claims relating to, arising out of or resulting from facts, circumstances, events or matters that occurred at or prior to the Closing to the extent permitted under such policies and in a manner consistent with past practice. With respect to any policies currently procured by Revelyst for the sole benefit of the Revelyst Group, Revelyst shall continue to maintain such insurance coverage through the Closing in a manner no less favorable than currently provided. Except as otherwise expressly permitted in this Article VII, Vista Outdoor and Revelyst acknowledge that, prior to the Closing, Vista Outdoor intends to take such action as it may deem necessary or desirable to remove the members of the Revelyst Group and their respective employees, officers and directors as insured parties under any policy of insurance issued to any member of the Vista Outdoor Group by any insurance carrier effective as of immediately following the Closing. The Revelyst Group will not be entitled following the Closing to make any claims for insurance thereunder to the extent such claims are based upon facts, circumstances, events or matters occurring after the Closing or to the extent any claims are made pursuant to any Vista Outdoor claims-made policies after the Closing. No member of the Vista Outdoor Group shall be deemed to have made any representation or warranty as to the availability of any coverage under any such insurance policy. Notwithstanding the foregoing, Vista Outdoor shall, and shall cause the other members of the Vista Outdoor Group to, use commercially reasonable efforts to take such actions as are necessary to cause all insurance policies of the Vista Outdoor Group that as of the Closing provide coverage to or with respect to the members of the Revelyst Group and their respective employees, officers and directors (such policies, “Specified Group Insurance Policies”) to continue to provide such coverage with respect to acts, omissions or events occurring at or prior to the Closing in accordance with their terms as if the Closing had not occurred; provided, however, that in no event shall Vista Outdoor or the other members of the Vista Outdoor Group be required to extend or maintain coverage under claims-made policies with respect to any claims first made against a member of the Revelyst Group or first reported to the insurer after the Closing. Notwithstanding anything to the contrary in this Section 7.01, if requested by Olibre Parent in writing prior to the Closing, Vista Outdoor or Revelyst shall, in connection with the consummation of the Closing, purchase a tail, run-off or equivalent policy with respect to any claims-made insurance policy or any claims-made coverage of any insurance policy of the Vista Outdoor Group or the Revelyst Group, as applicable, in each case, if any such policy is available to purchase; provided, that Olibre Parent shall, within five (5) Business Days following such purchase, reimburse Vista Outdoor or Revelyst as applicable for the cost of such tail, run off or equivalent policy. Olibre Parent is a third-party beneficiary of this Section 7.01.
Section 7.02    Claims Under Vista Outdoor Insurance Policies. (a) After the Closing, the members of each of the Vista Outdoor Group and the Revelyst Group shall have the right to assert Vista Outdoor Policy Pre-Closing Insurance Claims and the members of the Revelyst Group shall have the right to participate with Vista Outdoor to resolve Vista Outdoor Policy Pre-Closing Insurance Claims under the applicable Vista Outdoor insurance policies up to the full extent of the applicable and then-remaining available limits of liability of such policy, but solely to the extent that such policies provided coverage therefor as of immediately prior to the Closing; provided that such claims shall be made in good faith and in a manner consistent with past practice. Vista Outdoor or Revelyst, as the case may be, shall have primary control over those Vista Outdoor Policy Pre-Closing Insurance Claims for which the Vista Outdoor Group or the Revelyst Group, respectively, bears the underlying loss, subject to the terms and conditions of the relevant policy of insurance governing such control; provided that only Vista Outdoor shall have the authority to settle or otherwise resolve any Vista Outdoor Policy Pre-Closing Insurance Claims with the applicable insurer(s), subject, in the case of any Vista Outdoor Policy Pre-Closing Insurance Claims for which the Revelyst Group bears the underlying loss, to the prior written consent of Revelyst. If a member of the Revelyst Group is unable to assert a Vista Outdoor Policy Pre-Closing Insurance Claim because it is no longer an “insured” or “additional insured” under a Vista Outdoor insurance policy, then Vista Outdoor shall, to the extent permitted by applicable Law and the terms of such insurance policy, use commercially reasonable efforts to assert such claim in its own name and deliver the Insurance Proceeds to Revelyst.
(b)    With respect to Vista Outdoor Policy Pre-Closing Insurance Claims, whether or not known or reported at or prior to the Closing, Revelyst shall, or shall cause the applicable member of the Revelyst Group to, report such claims arising from the Revelyst Business as soon as practicable to each of Vista Outdoor and the applicable insurer(s), and Revelyst shall, or shall cause the applicable member of Revelyst Group to, individually, and not jointly, assume and be responsible (including, upon the request of Vista Outdoor, by prompt reimbursement to Vista Outdoor for amounts paid or payable by it) for the reimbursement liability (including any deductible, coinsurance or retention payment) related to its portion of the liability, unless otherwise agreed in writing by Vista Outdoor. Each Party shall, and shall cause each member of its Group to, cooperate and assist the applicable member of the other Group with respect to such claims. The applicable member of the Revelyst Group shall provide to Vista Outdoor any collateral (or a letter of credit the face value of which is an amount equal to the value of such collateral) in respect of the reimbursement obligations as may reasonably be requested by the insurers and, upon the request of Vista Outdoor, any other collateral required by the insurers in respect of insurance policies under which Vista Outdoor Policy Pre-Closing Insurance Claims may be recoverable based upon Vista Outdoor’s reasonable estimate of the proportion of the requested collateral attributable to claims that may be made by the Revelyst Group. Vista Outdoor agrees that Vista Outdoor shall, and shall cause the other members of the Vista Outdoor Group to, use commercially reasonable efforts to cause Vista Outdoor Policy Pre-Closing Insurance Claims of members of the Revelyst Group to receive the same priority as Vista Outdoor Policy Pre-Closing Insurance Claims of members of the Vista Outdoor Group and be treated equitably in all respects, including in connection with deductibles, retentions and coinsurance.
(c)    With respect to each Vista Outdoor Policy Pre-Closing Insurance Claim for which a claims service company was engaged at or prior to the Closing, each Party agrees to continue to engage the same claims service company after the Closing with respect to such Vista Outdoor Policy Pre-Closing Insurance Claim, provided that a different claims service company may be engaged if both Parties agree, to the extent authorized by the applicable insurer.
Section 7.03    Insurance Proceeds. Any Insurance Proceeds received by the Vista Outdoor Group for members of the Revelyst Group or by the Revelyst Group for members of the Vista Outdoor Group shall be for the benefit, respectively, of the Revelyst Group and the Vista Outdoor Group, as applicable. Any Insurance Proceeds received for the benefit of both the Vista Outdoor Group and the Revelyst Group shall be distributed pro rata based on its Group’s respective share of the underlying loss. Vista Outdoor (or any other member of the Vista Outdoor Group) shall be entitled to deduct from any Insurance Proceeds that it (or such other member) receives any amount owed or otherwise due to it (or such other member) as reimbursement pursuant to the provisions of this Article VII, prior to distributing any such insurance proceeds to any member of the Revelyst Group.
Section 7.04    Claims Not Reimbursed. Vista Outdoor shall not be liable to Revelyst for claims, or portions of claims, not reimbursed by insurers under any policy for any reason, including coinsurance provisions, deductibles, quota share deductibles, self-insured retentions, bankruptcy or insolvency of any insurance carrier(s), policy limitations or restrictions (including exhaustion of limits), any coverage disputes, any failure to timely file a claim by any member of the Vista Outdoor Group or any member of the Revelyst Group or any defect in such claim or its processing. In the event that insurable claims of both Vista Outdoor and Revelyst (or the members of their respective Groups) exist relating to the same occurrence, the Parties shall jointly defend and waive any conflict of interest necessary to the conduct of the joint defense, and each Party shall not settle or compromise any such claim without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed subject to the terms and conditions of the applicable insurance policy). Nothing in this Section 7.04 shall be construed to limit or otherwise alter in any way the obligations of the Parties, including those created by this Agreement, by operation of Law or otherwise.
Section 7.05    Additional Insurance. In the event that Parent elects to obtain any additional insurance policy related to the Revelyst Transactions or the Transactions, including a directors’ and officers’ liability insurance policy or contingent risk policy (any such policy, an “Additional Insurance Policy”), Revelyst shall (and shall cause its Subsidiaries to) and, until the Closing Date, Vista Outdoor shall (and shall cause its Subsidiaries to) cooperate with the reasonable requests of Parent and use commercially reasonable efforts to provide Parent with information, in each case as may be reasonably requested by Parent in connection with obtaining any such Additional Insurance Policy.
Section 7.06    Insurance Cooperation. The Parties shall use commercially reasonable efforts to cooperate with respect to the various insurance matters contemplated by this Article VII.
ARTICLE VIII
Further Assurances and Additional Covenants
Section 8.01    Further Assurances. (a) In addition to the actions specifically provided for elsewhere in this Agreement, but subject to the express limitations of this Agreement and the other Transaction Documents, each Party shall use commercially reasonable efforts, prior to, at and after the Closing, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws and agreements to consummate and make effective the transactions contemplated by this Agreement.
(b)    Without limiting the foregoing, but subject to the express limitations of this Agreement and the other Transaction Documents, prior to, at and after the Closing, each Party shall cooperate with the other Party, without any further consideration, but at the expense of the requesting Party, (i) to execute and deliver, or cause to be executed and delivered, all instruments of conveyance, assignment and transfer as such Party may reasonably be requested to execute and deliver by the other Party, (ii) to make, or cause to be made, all filings with, and to obtain, or cause to be obtained, all Consents of any Governmental Authority or any other Person under any permit, license, Contract, indenture or other instrument, (iii) to obtain, or cause to be obtained, any Governmental Approvals or other Consents required to effect the Separation and (iv) to take, or cause to be taken, all such other actions as such Party may reasonably be requested to take by the other Party from time to time, consistent with the terms of this Agreement and the other Transaction Documents, in each case in order to effectuate the provisions and purposes of this Agreement, the Ancillary Agreements and any transfers of Assets or assignments and assumptions of Liabilities hereunder and thereunder and the other transactions contemplated hereby and thereby and the preservation and perfection of rights in such Assets and Liabilities; provided that neither Party nor any member of its Group shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person, or expend any money or take any action that would require the expenditure of money, in connection with the foregoing (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the requesting Party as promptly as reasonably practicable).
(c)    At or prior to the Closing, Vista Outdoor and Revelyst, in their respective capacities as direct and indirect stockholders of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by Revelyst or any other Subsidiary of Vista Outdoor, as the case may be, to effectuate the transactions contemplated by this Agreement.

ARTICLE IX
Intellectual Property
Section 9.01    Consent To Use Intellectual Property And Duty To Cooperate. (a) Revelyst (i) consents (on behalf of itself and each other member of the Revelyst Group) to the use and registration of the Vista Outdoor IP in the business and operations conducted by each member of the Vista Outdoor Group and its Affiliates and their respective licensees prior to and as of the Closing and (ii) agrees to use commercially reasonable efforts prior to, at and after the Closing to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to effect the transfer, assignment, registration or any related recordation of the Vista Outdoor IP contemplated by this Agreement, on a worldwide basis.
(b)    Vista Outdoor (i) consents (on behalf of itself and each other member of the Vista Outdoor Group) to the use and registration of the Revelyst IP in the business and operations conducted by each member of the Revelyst Group and its Affiliates and their respective licensees prior to and as of the Closing and (ii) agrees to use commercially reasonable efforts prior to, at and after the Closing to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to effect the transfer, assignment, registration or any related recordation of the Revelyst IP contemplated by this Agreement, on a worldwide basis.
(c)    Revelyst agrees that it will not, and agrees to cause each other member of the Revelyst Group not to, (i) initiate any Action against any member of the Vista Outdoor Group or its Affiliates for infringement, misappropriation or other violation of any Revelyst IP, (ii) oppose, challenge, petition to cancel, contest or threaten in any way, or assist another party in opposing, challenging, petitioning to cancel, contesting or threatening in any way, any application or registration by the Vista Outdoor Group or its Affiliates or their respective licensees for any Vista Outdoor IP, in each case of (i) and (ii) the use of which is consistent with the use to which Revelyst has consented under this Agreement or (iii) engage in any act, or purposefully omit to perform any act, that impairs or adversely affects the rights of Vista Outdoor or any member of the Vista Outdoor Group in and to any Vista Outdoor IP, in each case, for a period of one year after the Closing Date, without the prior written consent of Vista Outdoor.
(d)    Vista Outdoor agrees that it will not, and agrees to cause each other member of the Vista Outdoor Group not to, (i) initiate any Action against any member of the Revelyst Group or its Affiliates for infringement, misappropriation or other violation of any Vista Outdoor IP, (ii) oppose, challenge, petition to cancel, contest or threaten in any way, or assist another party in opposing, challenging, petitioning to cancel, contesting or threatening in any way, any application or registration by Revelyst or its Affiliates or their respective licensees for any Revelyst IP, in each case of (i) and (ii) the use of which is consistent with the use to which Vista Outdoor has consented under this Agreement or (iii) engage in any act, or purposefully omit to perform any act, that impairs or adversely affects the rights of Revelyst or any member of the Revelyst Group in and to any Revelyst IP, in each case, subject to Section 6.18 of the Merger

Agreement and for a period of one year after the Closing Date, without the prior written consent of Revelyst.
(e)    Subject to and without limiting Sections 2.01(c) through 2.01(g) and this Section 9.01, Revelyst hereby acknowledges (on behalf of itself and each other member of the Revelyst Group) Vista Outdoor’s right, title and interest in and to the Vista Outdoor IP, and will not in any way, directly or indirectly, do or cause to be done any act or thing contesting any part of such right, title and interest within the business and operations of each member of the Vista Outdoor Group and its Affiliates and their respective licensees, or with respect to goods or services provided in connection with the business and operations conducted by each member of the Vista Outdoor Group and its Affiliates and their respective licensees, in each case for a period of one year after the Closing Date, without the prior written consent of Vista Outdoor.
(f)    Subject to and without limiting Sections 2.01(c) through 2.01(g) and this Section 9.01, Vista Outdoor hereby acknowledges (on behalf of itself and each other member of the Vista Outdoor Group) Revelyst’s right, title and interest in and to the Revelyst IP, and will not in any way, directly or indirectly, do or cause to be done any act or thing contesting any part of such right, title and interest within the business and operations conducted by each member of the Revelyst Group and its Affiliates and their respective licensees, or with respect to goods or services provided in connection with the business and operations conducted by each member of the Revelyst Group and its Affiliates and their respective licensees, in each case for a period of one year after the Closing Date, without the prior written consent of Revelyst.
(g)    Prior to, at and after the Closing, (i) Vista Outdoor shall cooperate with Revelyst, without any further consideration, but at the expense of Revelyst, to obtain, or cause to be obtained, the Consents of any third parties necessary to effect the assignment, transfer or license of any Revelyst IP contemplated under this Agreement or any Ancillary Agreement and (ii) Revelyst shall cooperate with Vista Outdoor, without any further consideration, but at the expense of Vista Outdoor, to obtain, or cause to be obtained, the Consents of any third parties necessary to effect the assignment, transfer or license of any Vista Outdoor IP contemplated under this Agreement or any Ancillary Agreement. If, for any reason, the assignment, transfer or license of any Intellectual Property assets or rights contemplated under this Agreement or any Ancillary Agreement is otherwise impossible or ineffective, Vista Outdoor and Revelyst shall, and shall cause each member of the Vista Outdoor Group and the Revelyst Group, respectively, to, use their commercially reasonable efforts to work together (and, if necessary and desirable, to work with any applicable third parties) in an effort to sublicense, divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any planned assignment, transfer or license.
(h)    Prior to, at and after the Closing, Vista Outdoor shall cooperate with Revelyst, without any further consideration and at no expense to Revelyst, to obtain, cause to be obtained or properly record the release of any outstanding Liens attached to any Revelyst IP and to take, or cause to be taken, all actions as Revelyst may reasonably be requested to take in order to obtain, cause to be obtained or properly record such release.
(i)    Vista Outdoor agrees not to use, and agrees to cause each member of the Vista Outdoor Group not to use, any of the Revelyst Marks, including any names, Trademarks or

Domain Names that incorporate the Revelyst Marks for any purpose, except where the use is a non-trademark use of “VISTA”, “VISTA OUTDOOR” or “VISTA LABS” (the “Legacy Vista Marks”) (i) in connection with the operation of the Vista Outdoor Retained Assets set forth on Schedule 1.01(i) (the “Legacy Domains”), solely to maintain the legacy information technology infrastructure for Vista Outdoor in a manner not visible to the public until the earlier of (x) the first available opportunity to implement a system upgrade in which it is reasonably practicable to migrate off such Legacy Domains and (y) the date that is five (5) years from the Closing Date, (ii) to maintain the existing (as of the date of this Agreement) legal names of any member of the Vista Outdoor Group; provided Vista Outdoor shall file for such existing legal names to be changed to a name that does not include any Legacy Vista Mark promptly, and in no event within more than sixty (60) days, following Closing, or (iii) on historical legal and business agreements, documents, permits and licenses. Notwithstanding the foregoing and for the avoidance of doubt, (A) Vista Outdoor agrees not to use, and agrees to cause each member of the Vista Outdoor Group not to use, any of the Revelyst Marks in a way that would reasonably be expected to confuse, dilute or tarnish the Revelyst Marks, (B) Vista Outdoor shall not be permitted to transfer or assign the Legacy Domains to any Person, allow the Legacy Domains to expire or otherwise become available for purchase by the public or any third party, or register any other domain names containing or confusingly similar to the Legacy Domains, and (C) at any such time as Vista Outdoor ceases use of a Legacy Domain (and, in any event, as of the expiration of Vista Outdoor’s permitted use thereof in accordance with Section 9.01(i)(i)), Vista Outdoor shall and hereby does assign all right, title and interest in and to such Legacy Domain to Revelyst, and Vista Outdoor shall promptly take all necessary steps to transfer management and operation thereof back to Revelyst.
In the event that, as of the Closing, Revelyst Marks (including any Legacy Vista Marks) appear on any products, signage, vehicles, properties, technical information, stationery, or other publicly available or promoted business or promotional materials used by any member of the Vista Outdoor Group or their Affiliates within the Vista Outdoor Business, Vista Outdoor shall remove, strike or paper over and cease using, and shall cause each member of the Vista Outdoor Group to remove, strike or paper over and cease using, any such marks as soon as reasonably practical following the Closing but in any event within 180 days of the Closing (and with respect to any such prominently appearing marks, sixty (60) days of the Closing Date); provided that, in the case of any such uses of the Revelyst Marks that are non-public-facing, (1) Vista Outdoor will be required to use only commercially reasonable efforts to remove, strike or paper over any such marks in accordance with the foregoing, and (2) subject to compliance with such efforts, Vista Outdoor shall not be in breach of this Section 9.01(i) for any such uses that continue after such 180-day period, so long as such marks are removed, struck or papered over and usage is ceased promptly after discovery, in each case, unless such uses are de minimis or otherwise expressly permitted under this Section 9.01(i).
Notwithstanding anything in this Agreement to the contrary, and without limiting the rights otherwise granted in this Section 9.01(i), the Vista Outdoor Group shall have the right, at all times before, during and after the Closing, to retain records and other historical or archived documents containing or referencing (i) the Revelyst Marks to the extent relating to the Vista Outdoor Business strictly for non-trademark uses as permitted by Law, or (ii) to make non-trademark use of a member of the Revelyst Group’s individual name, or of the individual name of anyone in privity with the Revelyst Group, or of a term or device which is descriptive of and used fairly and in good faith, in each case only to describe the goods or services of the Revelyst Group for historical purposes. Any and all goodwill arising in connection with the use of the Revelyst Marks by the Vista Outdoor Group shall inure solely to the benefit of the Revelyst Group.
(j)    Each Party believes its respective Trademarks are sufficiently distinctive and different to ensure consumers will not be confused as to source or sponsorship, and agrees to employ commercially reasonable efforts to use its respective Trademarks in a manner that does not cause actual confusion or a likelihood of confusion as to source or sponsorship of its respective goods or services in its respective channels of trade. If, despite the Parties’ commercially reasonable efforts, any such material actual confusion shall be brought to the attention of personnel of reasonable seniority of either Party with authority or responsibility to address such matters, the Parties agree to cooperate in good faith regarding steps to be taken to mitigate or correct such actual confusion.
(k)    Each Party shall be responsible for policing, protecting and enforcing its own Intellectual Property. Notwithstanding the foregoing, each Party will use commercially reasonable efforts to promptly give notice to the other Party of any actual or threatened material unauthorized use or infringement of the other Party’s Intellectual Property known by personnel of reasonable seniority of either Party with authority or responsibility to address such matters, including infringement of the other Party’s Trademarks, in each case for a period of two (2) years after the Closing Date.
Section 9.02    Intellectual Property Cross-License. The Parties acknowledge that, through the course of a history of integrated operations, they and the members of their respective Groups have each obtained knowledge of and access to Intellectual Property, including certain Know-How, copyrighted content and other unregistered Intellectual Property, in each case other than proprietary Software, Trademarks and any Intellectual Property expressly subject to any Ancillary Agreement (collectively, “Shared Background IP”). With regard to this Shared Background IP, the Parties seek to ensure that each has the freedom to use such Shared Background IP in the future in accordance with this Section 9.02. Accordingly, effective as of the Closing, each Group hereby grants to the other Group a non-exclusive, royalty-free, fully paid-up, perpetual, irrevocable, sublicenseable (through multiple tiers in accordance herewith), worldwide license to use and exercise rights under any Shared Background IP owned by such Group and used in the other Group’s businesses in the period from the date of the Original Agreement though the Closing (the “License Reference Period”) solely for use of the same type, of the same scope and to the same extent as used by such Group prior to the Closing and reasonable extensions thereof, in connection with such Group’s businesses, including, as and to the extent applicable, both internal business activities and distribution and sublicensing through multiple tiers (but not for the independent use and benefit of any third party) carried out in the ordinary course of business. Such license shall be and is on an “as-is, where-is” basis, and each Group hereby expressly disclaims all representations and warranties of any type or nature; provided that the disclaimer set forth in this Section 9.02 is expressly limited to this Section 9.02 and does not limit, supersede or modify any other representation or warranty set forth elsewhere in this Agreement or any other Transaction Document. Notwithstanding anything to the contrary in this Agreement, the license to use Shared Background IP that is contemplated by this Section 9.02 may not be terminated by either Party for any reason following the Effective Time and the consummation of the Transactions. In the event of a breach or threatened breach of this Section 9.02 by a Party, the other Party shall have the right to pursue all other remedies permitted at Law or in equity (which, for the avoidance of doubt, may not include termination, revocation, recission or any other remedy that includes cancellation or voiding of such license to Shared Background IP), including the right to pursue an injunction or obtain specific performance, without the necessity of posting any bond or making any show of irreparable harm. With respect to any Shared Background IP that constitutes a trade secret under applicable Law or that otherwise constitutes Information subject to the obligations of confidentiality set forth in Section 6.09, each Party, in its capacity as licensee of such Shared Background IP, shall hold in strict confidence and not release or disclose such Shared Background IP, in each case with at least the same degree of care applied to its own confidential and proprietary information. Each Party as the licensee under this Section 9.02 may assign such licenses to a third party, or permit a third party to assume such licenses, in whole or in relevant part, in connection with the acquisition of such licensee Party or a product or business line thereof (whether by equity or asset sale or merger or otherwise).
Section 9.03    Other Licenses. Vista Outdoor hereby grants to the Revelyst Group a limited, non-exclusive, royalty-free, fully-paid, perpetual, non-sublicenseable, worldwide license to all copyrighted or copyrightable standard procedures and other technical publications included in the Vista Outdoor IP used in the Revelyst Business during the License Reference Period. In the event that, as of the Closing, Vista Outdoor Marks prominently appear on any of the procedures or publications described in the immediately preceding sentence, Revelyst shall remove, strike or paper over, and shall cause each other member of the Revelyst Group to remove, strike or paper over, such marks as soon as reasonably practical following the Closing but in any event within 180 days of the Closing Date. Notwithstanding anything in this Agreement to the contrary, and without limiting the rights otherwise granted in this Section 9.03, the Revelyst Group shall have the right, at all times before, during and after the Closing, to (i) retain records and other historical or archived documents containing or referencing the Vista Outdoor Marks to the extent relating to the Revelyst Business strictly for non-trademark uses as permitted by Law, or (ii) to make non-trademark use of a member of the Vista Outdoor Group’s individual name, or of the individual name of anyone in privity with the Vista Outdoor Group, or of a term or device which is descriptive of and used fairly and in good faith, in each case only to describe the goods or services of the Vista Outdoor Group for historical purposes. Any and all goodwill arising in connection with the use of the Vista Outdoor Marks by the Revelyst Group shall inure solely to the benefit of the Vista Outdoor Group.
Section 9.04    Scope. The geographic scope of this Article IX shall be worldwide.
ARTICLE X
Termination
Section 10.01    Termination. Notwithstanding anything herein to the contrary, if the Merger Agreement has been validly terminated in accordance with its terms, this Agreement shall automatically terminate. After the Closing, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties.

Section 10.02    Effect of Termination. In the event of any termination of this Agreement prior to the Closing, neither Party (nor any other member of its Group or any of their respective directors or officers) shall have any Liability or further obligation to the other Party or any member of its Group under this Agreement or the Ancillary Agreements.
ARTICLE XI
Miscellaneous
Section 11.01    Counterparts; Entire Agreement; Corporate Power. (a) This Agreement may be executed and delivered in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party. This Agreement may be executed by electronic or PDF signature and scanned and exchanged by electronic mail, and such electronic or PDF signature shall constitute an original for all purposes.
(b)    This Agreement, the other Transaction Documents and any Annexes, Exhibits and Schedules hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties with respect to the subject matter hereof or thereof other than those set forth or referred to herein or therein.
(c)    Vista Outdoor represents on behalf of itself and each other member of the Vista Outdoor Group, and Revelyst represents on behalf of itself and each other member of the Revelyst Group, as follows:
(i)    each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform each of this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby; and
(ii)    this Agreement and each Ancillary Agreement to which it is a party has been (or, in the case of any Ancillary Agreement, will be at or prior to the Closing) duly executed and delivered by it and constitutes (or, in the case of any Ancillary Agreement, will constitute at or prior to the Closing) a valid and binding agreement of it enforceable in accordance with the terms hereof or thereof, except as the same may be limited by bankruptcy, insolvency, and other similar laws affecting the rights of creditors generally and the availability of equitable remedies for the enforcement of certain obligations contained herein and as may be limited by equitable principles generally.
Section 11.02    Governing Law; Jurisdiction. This Agreement and all disputes, controversies or other Actions arising out of or relating to this Agreement or the Separation, including matters of validity, construction, effect, performance and remedies, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of laws principles. Each Party irrevocably consents to the exclusive jurisdiction, forum and venue of the Delaware Court of Chancery (and, if the Delaware Court of Chancery shall be unavailable, any Delaware state court or the federal court sitting in the State of Delaware) over any and all claims, disputes, controversies or disagreements between the Parties or any of their respective Subsidiaries, Affiliates, successors and assigns under or related to this Agreement or any document executed pursuant to this Agreement or any of the transactions contemplated hereby or thereby, including their execution, performance or enforcement, whether in contract, tort or otherwise. Each Party hereby agrees that it shall not assert, and hereby waives, any claim or right or defense that it is not subject to the jurisdiction of such courts, that the venue is improper or that the forum is inconvenient or any similar objection, claim or argument. Each Party agrees that a final judgment in any legal proceeding resolved in accordance with this Section 11.02 and Section 11.11 shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING IN ANY WAY TO THIS AGREEMENT PROVIDED HEREUNDER.
Section 11.03    Assignability. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either Party without the prior written consent of the other Party, Parent and Olibre Parent. Notwithstanding the foregoing, after consummation of the Merger, Vista Outdoor may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any Affiliate without consent of Revelyst; provided that no such assignment shall relieve Vista Outdoor of any of its obligations hereunder. Any purported assignment without such consent shall be void. Subject to the two immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns; provided, that if Vista Outdoor or Revelyst, as applicable, or any of their respective successors or assigns, consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all its assets to any other entity or engages in any similar transaction, then, in each case, Vista Outdoor or Revelyst, as applicable, will cause proper provision to be made so that the successors and assigns of Vista Outdoor or Revelyst, as applicable, will expressly assume the obligations thereof as set forth in this Agreement. No assignment permitted by this Section 11.03 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.
Section 11.04    Third-Party Beneficiaries. Except for (x) the indemnification rights under this Agreement of any Vista Outdoor Indemnitee or Revelyst Indemnitee in their respective capacities as such, (y) the rights of Parent and Olibre Parent pursuant to Section 11.03 and Section 11.13 and (z) the rights of Olibre Parent pursuant to Section 2.01(l), Section 2.06(j), Section 7.01 and Schedule 1.01(a), (a) the provisions of this Agreement are solely for the benefit of the Parties hereto and are not intended to confer upon any Person except the Parties hereto any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third party with any remedy, claim, liability, right to reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

Section 11.05    Notices. All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given (a) when delivered in person, (b) on the date received, if sent by a nationally recognized delivery or courier service, (c) on the date of dispatch by the sender in the case of electronic mail (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or (d) upon the earlier of confirmed receipt and the fifth Business Day following the date of mailing if sent by registered or certified mail, return receipt requested, postage prepaid and addressed as follows:
If to Vista Outdoor, to:
Vista Outdoor Inc.
900 Ehlen Drive
Anoka, MN 55303
Attn:    Jason Vanderbrink, CEO (The Kinetic Group);
Jeffrey Ehrich, General Counsel & Corporate Secretary (The Kinetic Group)
Email:    Jason.Vanderbrink@VistaOutdoor.com;
jehrich@tkghunt.com
with a copy to, prior to the Closing:
Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
Attn:    Craig F. Arcella
Aaron M. Gruber
Bethany A. Pfalzgraf
Email:    carcella@cravath.com
agruber@cravath.com
bpfalzgraf@cravath.com
and with copies to, following the Closing:
CSG Elevate II Inc.
CZECHOSLOVAK GROUP a.s.
U Rustonky 714/1, CZ-186 00
Prague 8, Czech Republic
Attn:    Petr Formánek
Ladislav Štorek
Email:    petr.formanek@czechoslovakgroup.com
ladislav.storek@czechoslovakgroup.com and

Clifford Chance US LLP
845 Texas Avenue
Houston, Texas 77002
Attn:    David Stringer
Alexandra Wilde
Christine Kim
Email:    david.stringer@cliffordchance.com
alexandra.wilde@cliffordchance.com
christine.kim@cliffordchance.com
If to Revelyst, to:
Revelyst, Inc.
900 Ehlen Drive
Anoka, MN 5530
Attn:    Eric Nyman, Chief Executive Officer
Jung Choi, General Counsel & Corporate Secretary
Email:    eric.nyman@revelyst.com; and
jung.choi@revelyst.com
with a copy to, prior to the closing of the Revelyst Merger:
Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
Attn:    Craig F. Arcella
Aaron M. Gruber
Bethany A. Pfalzgraf
Email:    carcella@cravath.com
agruber@cravath.com
bpfalzgraf@cravath.com
and with copy to, following the closing of the Revelyst Merger:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attn:    Benjamin M. Goodchild
Robert A. Kindler
Nickolas Bogdanovich
Email:    bgoodchild@paulweiss.com
rkindler@paulweiss.com
nbogdanovich@paulweiss.com
Either Party may, by notice to the other Party, change the address and identity of the Person to which such notices and copies of such notices are to be given. Each Party agrees that nothing in this Agreement shall affect the other Party’s right to serve process in any other manner permitted by Law.
Section 11.06    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the Transactions or Revelyst Transactions is not affected in any manner materially adverse to either Party. Upon any such determination, any such provision, to the extent determined to be invalid, void or unenforceable, shall be deemed replaced by a provision that such court determines is valid and enforceable and that comes closest to expressing the intention of the invalid, void or unenforceable provision.
Section 11.07    Expenses. Except as expressly set forth in this Agreement or in any other Transaction Document, all third-party fees, costs and expenses paid or incurred in connection with the Separation will be paid by the Party incurring such fees or expenses, whether or not the Closing is consummated, or as otherwise agreed by the Parties, provided that, for the avoidance of doubt, all such third-party fees, costs and expenses that remain unpaid as of the Closing shall be Transaction Expenses.
Section 11.08    Headings. The article, section and paragraph headings contained in this Agreement, including in the table of contents of this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 11.09    Survival of Covenants. Except as expressly set forth in this Agreement, the covenants in this Agreement and the Liabilities for the breach of any obligations in this Agreement shall survive the Closing and shall remain in full force and effect.
Section 11.10    Waivers of Default. No failure or delay of any Party (or the applicable member of its Group) in exercising any right or remedy under this Agreement or any Ancillary Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Waiver by any Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default.
Section 11.11    Remedies.
(a)    Each Party acknowledges and agrees that irreparable harm for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that such Party does not fully and timely perform its obligations under this Agreement in accordance with their terms, including failing to take such actions as are required of such Party under this Agreement to consummate the transactions contemplated hereby. Each Party acknowledges and agrees that: (i) the other Party shall be entitled to receive an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages and without posting a bond, this being in addition to any other remedy to which such other Party is entitled under this Agreement; and (ii) the right to obtain an injunction, specific performance or other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, neither of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at Law, that an award of specific performance is not an appropriate remedy for any reason at Law or in equity or for any other reason.
(b)    The pursuit of specific performance or other equitable remedies by either Party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at Law or in equity) to which such Party may be entitled at any time. Any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise at any time of any other remedy.
Section 11.12    No Admission of Liability. The allocation of Assets and Liabilities herein (including on the Schedules hereto) is solely for the purpose of allocating such Assets and Liabilities between Vista Outdoor and the other members of the Vista Outdoor Group, on the one hand, and Revelyst and the other members of the Revelyst Group, on the other hand, and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any third party, including with respect to the Liabilities of any non-wholly owned Subsidiary of Vista Outdoor or Revelyst.
Section 11.13    Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party and, (x) prior to the Closing, is consented to in writing by an authorized representative of Parent (with such consent of Parent, solely with respect to any amendment, supplement or modification of Schedule 1.01(a) that would not result in new or increased Vista Outdoor Liabilities or new or increased Liabilities of Parent or any of its Affiliates, in each case, that are not subject to indemnification by Revelyst hereunder, not to be unreasonably withheld, conditioned or delayed) and (y) prior to the closing of the Revelyst Merger, is consented to in writing by an authorized representative of Olibre Parent.
Section 11.14    Interpretation. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include any other gender as the context requires. The terms “hereof”, “herein”, “herewith” and words of similar import, unless otherwise stated, shall be construed to refer to this Agreement as a whole (including all of the Annexes, Exhibits and Schedules hereto) and not to any particular provision of this Agreement. Article, Section, Annex, Exhibit or Schedule references are to the articles, sections, annexes, exhibits and schedules of or to this Agreement unless otherwise specified. Any capitalized terms used in any Schedule to this Agreement or to any Ancillary Agreement but not otherwise defined therein shall have the meaning as defined in this Agreement or the Ancillary Agreement to which such Schedule is attached, as applicable. Any definition of or reference to any agreement, instrument or other document herein (including any reference herein to this Agreement) shall, unless otherwise stated, be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified from time to time (subject to any restrictions on such amendments, supplements or modifications set forth herein). Any definition of or reference to any Law shall be construed as referring to such Law as from time to time amended, restated, supplemented or otherwise modified (including by succession of comparable successor Laws), and all references to any statute shall be construed as referring to all rules, regulations, rulings and official interpretations promulgated or issued thereunder. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “$” or dollar amounts are to the lawful currency of the United States of America. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provisions hereof. References herein to a day or number of days shall refer to calendar days, unless such reference is specifically to a “Business Day”, and the terms “year” and “years” shall refer to calendar years, unless such reference is specifically to a fiscal year. When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, if the last day of such period is not a Business Day, the period shall end on or such act or step shall be required to be taken on or by, as applicable, the next succeeding Business Day. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amended and Restated Separation Agreement to be executed by their duly authorized representatives.

VISTA OUTDOOR INC.

By	/s/ Jason Vanderbrink
Name:	Jason Vanderbrink
Title:	Co-Chief Executive Officer

REVELYST, INC.

By	/s/ Eric Nyman
Name:	Eric Nyman
Title:	Chief Executive Officer
[Signature Page to Amended and Restated Separation Agreement]

Solely for purposes of consenting to the Amendment:

CSG ELEVATE II INC.

By:	/s/ Ladislav Štorek
Name: Ladislav Štorek
Title: Officer
[Signature Page to Amended and Restated Separation Agreement]

Schedule 1.01(a)
Transaction Steps
[***]

Schedule 1.01(b)
Revelyst Accounts
[***]

Schedule 1.01(c)
Equity Interests
[***]

Schedule 1.01(d)
Revelyst Assets
[***]

Schedule 1.01(e)
Revelyst Balance Sheet
[***]

Schedule 1.01(f)
Revelyst Liabilities
[***]

Schedule 1.01(g)
Shared Contracts
[***]

Schedule 1.01(h)
Vista Outdoor Accounts
[***]

Schedule 1.01(i)
Vista Outdoor Retained Assets
[***]

Schedule 1.01(j)
Vista Outdoor Retained Liabilities
[***]

Schedule 2.03(b)
Surviving Intercompany Agreements
[***]

Schedule 2.06(k)(i)
Accounting Principles
[***]

Schedule 3.01(a)
Surviving Vista Outdoor Credit Support Instruments
[***]

Schedule 5.12(a)
Revelyst-Managed Actions
[***]

Schedule 5.12(b)
Vista Outdoor-Managed Actions
[***]

Attachment A
Revelyst IP
[***]

Attachment B
Revelyst Marks
[***]